3/22

Follow-Up Materials

06011891

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME MJ Maillis

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

FILE NO. 82- 4975 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/23/06

82-4975

M. J. MAILLIS S.A.
PACKING SYSTEMS

M.J. MAILLIS S.A. and its Subsidiaries
Group Annual Financial Statements Based on International Financial Reporting Standards
For the year ended 31 December 2005

AR/S
12-31-05

The Annual Financial Statements have been approved by the Board of Directors of M.J.MAILLIS SA at 23 February 2005 and are available on the company's website www.maillis.gr

CHAIRMAN OF THE BOARD OF DIRECTORS	CHIEF OPERATIONS OFFICER & VICE PRESIDENT OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	O PERATIONS OFFICER OF GREECE	ACCOUNTING MANAGER
MICHAEL J.MAILLIS	CHARALAMBOS A. STAVRINOUDAKIS	CONSTANTINOS YIANNOULAKIS	PETROS I.DELIS	NIKOLAOS V.MAROULIS
Id. No Φ0202 06	Id. No Σ 20819 4	Id. No T 151379	Id No. P 578226	Reg. No. 46629-A'Class

M. J. MAILLIS S.A.

SUMMARY FINANCIAL STATEMENTS for the year ended 31 December 2005 (Amounts in EUROS)

(In terms of article 135 of Law 2190, for the companies publishing annual financial statements in accordance with IAS/IFRS)

The following information aims to provide a broad overview of the financial position and results of M.J.MAILLIS SA and its subsidiaries. We advise the reader, before entering into any investment or other transaction with the company, to visit the company's site where the financial statements and notes for the year,prepared in accordance with IFRS, together with the auditor's report can be found.

COMPANY's STATUTORY INFORMATION

Head Office and Registered Address:	**Xenias 5 & Charilaou Trikoupi, 145 62 Kifissia, Athens**
Company's Number in the Register of Societes Anonymes:	**2716/06/B/86/43**
Supervising Authority:	**Ministry of Commerce**
Board of Directors:	***President*: M.J.Maillis, *Vice President*: Charalambos Stavrinoudakis** ***Members*: John Kourouglos, Sotiris Orestidis, Pier Matteo Guella**
Date of Approval of the Financial Statements:	**23 February 2006**
Auditor's Firm:	**DRM STYLIANOU SA Member of RSM International**
Auditor's Name:	**Athos Stylianou**
Report of the Auditors:	**Non Modified with Emphasis:** "Based on the Fact that the Group companies have not been audited by the tax authorities for some of their financial years as per Note 26"
Company's web adress:	**www.maillis.gr**

BALANCE SHEET AS AT 31 DECEMBER 2005

	GROUP		COMPANY	
ASSETS	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Long Term Assets	270.275.856	268.481.101	242.870.261	242.022.305
Inventories	87.057.494	77.796.211	19.115.121	21.522.254
Trade Receivables	84.806.442	77.793.612	79.669.305	73.895.793
Other Current Assets	39.345.013	41.376.940	50.338.854	31.212.587
TOTAL ASSETS	**481.484.805**	**465.447.864**	**391.993.541**	**368.652.939**
EQUITY AND LIABILITIES				
Long Term Liabilities	146.690.067	131.814.270	121.072.334	99.824.130
Short Term Borrowings	55.031.708	71.197.548	12.400.000	21.005.000
Other Short Term Liabilities	88.383.877	83.515.607	34.833.572	35.423.315
Total Liabilities (a)	**290.105.652**	**286.527.425**	**168.305.906**	**156.252.445**
Equity	189.707.659	177.637.228	223.687.635	212.400.494
Minority Interest	1.671.494	1.283.211	0	0
Total Equity (b)	**191.379.153**	**178.920.439**	**223.687.635**	**212.400.494**
TOTAL EQUITY AND LIABILITIES (a) + (b)	**481.484.805**	**465.447.864**	**391.993.541**	**368.652.939**

STATEMENT OF CHANGES IN EQUITY 01.01 - 31.12.2005

	GROUP		COMPANY	
	31/12/2005	**31/12/2004**	**31/12/2005**	**31/12/2004**
Net Equity Opening Balance (01.01.2005 and 01.01.2004)	**177.637.228**	**160.588.190**	**212.400.494**	**203.244.043**
Increase / (Decrease) of Share Capital	61.267	-68.099	61.267	-68.099
Increase / (Decrease) of Share Premium	-1.899.264	-1.905.094	-1.899.264	-1.905.094
Dividends	-3.692.232	0	-3.614.232	0
Translation Differences	-3.309.208	-1.087.318	0	0
Profit after Tax and Minority Interest	12.393.841	20.294.302	5.522.764	8.521.457
Sale of Treasury Shares	10.335.486	0	10.335.486	0
Cancellation of Treasury Shares	587.597	2.123.830	587.597	2.123.830
Reserves Movement	-2.407.056	-2.308.581	293.523	-484.357
Net Equity Closing Balance	[illegible]	**177.637.228**	**223.687.635**	**212.400.494**

INCOME STATEMENT FOR THE YEAR 01.01 - 31.12.2005

GROUP

	01/01-31/12/05	**01/01-31/12/04**	**01/10-31/12/05**	**01/10-31/12/04**
Turnover	361.457.582	341.577.284	84.977.875	83.195.576
Gross Margin	96.274.418	100.471.947	23.381.945	25.514.140
Earnings before taxes and financial expense	32.270.097	36.614.739	4.067.413	9.071.986
Earnings before taxes, financial expense, depreciation, amortisation and restructuring cost	**57.586.167**	**59.118.730**	**12.458.923**	**15.160.608**
Earnings before taxes, financial expense, depreciation and amortisation (EBITDA)	53.504.449	57.015.146	9.418.716	14.391.411
Earnings before Tax	**22.103.457**	**27.065.766**	**2.477.175**	**7.142.661**
Less Tax for the period	5.601.207	7.307.687	803.918	2.306.988
Earnings after Tax for the period	**16.502.250**	**19.758.079**	**1.673.257**	**4.835.673**
Less Tax Audit Differences	2.346.365	0	785.810	0
Earnings after Tax and Tax Audit Differences	**14.155.885**	**19.758.079**	**887.447**	**4.835.673**
Less Deferred Tax	1.515.806	-780.617	1.515.806*	-780.617*
Earnings after Tax, Tax Audit Differences and Deferred tax	**12.640.079**	**20.538.696**	**-628.359**	**5.616.290**
Distributed as follows:				
Company Shareholders	12.393.841	20.294.302	-698.415	5.551.203
Minority Interest	246.238	244.394	70.056	65.087
Earnings per Share	**0,17**	**0,29**	**0**	**0,08**

* The entire deferred tax amount for the year has been charged to the last quarter of 2004 and 2005 as the company does not calculate any deferred tax during the year

COMPANY

	01/01-31/12/05	**01/01-31/12/04**	**01/10-31/12/05**	**01/10-31/12/04**
Turnover	134.834.069	130.042.446	33.136.060	37.118.104
Gross Margin	33.205.759	32.329.196	10.066.856	7.982.483
Earnings before taxes and financial expense	16.051.078	16.496.500	4.875.773	4.922.251
Earnings before taxes, financial expense, depreciation and amortisation (EBITDA)	22.736.892	23.543.850	6.589.960	6.930.090
Earnings before Tax	**10.940.254**	**10.389.250**	**4.335.221**	**3.338.172**
Less Tax for the period	1.819.681	674.793	1.417.802	-670.084
Earnings after Tax for the period	**9.120.573**	**9.714.457**	**2.917.419**	**4.008.256**
Less Tax Audit Differences	1.560.555	0	0	0
Earnings after Tax and Tax Audit Differences	**7.560.018**	**9.714.457**	**2.917.419**	**4.008.256**
Less Deferred Tax	1.743.731	1.193.000	0	0
Earnings after Tax, Tax Audit Differences and Deferred tax	**5.816.287**	**8.521.457**	**2.917.419**	**4.008.256**
Distributed as follows:				
Company Shareholders	5.816.287	8.521.457	2.917.419	4.008.256
Minority Interest				
Earnings per Share	**0,08**	**0,12**	**0,04**	**0,06**

CASH FLOW STATEMENT

	GROUP		COMPANY	
	01/01-31/12/05	01/01-31/12/04	01/01-31/12/05	01/01-31/12/04
Cash Flows from Operating Activities:				
Profit before Tax	22.103.458	27.065.766	10.940.254	10.389.250
Adjustments for:				
Depreciation and Amortisation	21.234.352	20.400.407	6.685.814	7.047.750
Provisions	-4.193.203	2.821.912	421.645	-435.300
Exchange Differences	-1.460.604	-1.132.824	-1.718.271	442.589
(Gain) or Loss From investing activities	-1.060.101	-2.922.414	-2.421.356	-1.948.674
Interest Payable	11.138.012	10.951.606	5.831.223	7.027.054
Profit from Operations before working capital changes:				
Decrease / (Increase) in Inventories	-9.261.283	-14.196.261	2.407.133	-6.827.262
Decrease / (Increase) in Trade Receivables	-469.165	-9.136.203	-23.871.945	-12.124.562
Increase / (Decrease) in Trade Payables (except banks)	-2.372.683	5.423.854	7.497.346	16.510.785
Less:				
Interest Paid	-10.477.175	-10.484.621	-6.948.055	-7.301.324
Tax Paid	-6.850.736	-6.126.304	-1.690.616	-1.267.191
Net Cash from operating activities	**18.330.872**	**23.264.918**	**-2.866.828**	**11.513.115**
Cash Flows from Investing Activities:				
Acquisition of Subsidiary	-700.000	-1.440.852	-2.652.049	-5.541.870
Purchase of Intangible Assets, Property, Plant and Equipment	-18.146.132	-24.639.614	-4.696.950	-7.141.000
Proceeds of sale of Equipment	9.384.728	2.244.838	540.500	1.838.496
Interest Received	896.156	1.314.832	695.741	891.371
Dividends Received	0	0	24.658	1.422.956
Net Cash used in investing activities	**-8.565.248**	**-22.520.796**	**-6.088.100**	**-8.530.047**
Cash Flows from Financing Activities:				
Proceeds of issuance of Share Capital	179.225	150.636	179.225	150.636
Proceeds from Borrowings	11.193.078	0	15.088.343	0
Payments of Borrowings	0	-2.073.226	0	-3.175.000
Payments of Finance Lease Liabilities	-6.629.728	-2.188.421	0	0
Dividends Paid	-3.644.535	0	-3.566.535	-44.318
Net Cash used in Financing Activities	**1.098.040**	**-4.111.011**	**11.701.033**	**-3.068.682**
Net Increase / (decrease) in Cash and Cash Equivalents	**10.863.664**	**-3.366.889**	**2.746.105**	**-85.614**
Cash and Cash Equivalents in Beginning of Period	**9.000.460**	**14.130.181**	**1.945.360**	**2.030.974**
Exchange Differences Adjustment	**1.076.512**	**-1.762.832**	**0**	**0**
Cash and Cash Equivalents at End of Period	**20.940.636**	**9.000.460**	**4.691.465**	**1.945.360**

ADDITIONAL INFORMATION

1. Below are listed the Group subsidiary companies with their respective adresses and the percentage of ownership:

Directly Controlled	
M.J.MAILLIS SA, Athens	Parent
STRAPTECH SA, Athens	99%
M.J.MAILLIS BULGARIA EOOD, Sofia, Bulgaria	100%
M.J.MAILLIS ROMANIA S.A., Bucurest, Romania	81,7%
HELERO BV, Amsterdam, Holland	100%
M.J.MAILLIS FRANCE SAS, Souassi, France	99,9%
MARFLEX M.J.MAILLIS POLAND SP ZOO, Warsaw, Poland	100%
M.J.MAILLIS ESPANA SL, Barcelona, Spain	100%
M.J.MAILLIS CZECH SRO, Prague, Czech	100%
M.J.MAILLIS ALBANIA LTD, Tirana, Albania	100%
EUROPACK SA, Luxembourg	100%
COLUMBIA SRL, Milan, Italy	100%
M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD, Budapest, Hungary	100%
CONTIPAK GMBH, Vienna, Austria	100%
M.J.MAILLIS FINLAND OY, Vantaa, Finland	100%
M.J.MAILLIS SVERIGE AB, Stockholm, Sweden	100%
M.J.MAILLIS HOLDING GMBH, Wuppertal, Germany	100%
MJ.MAILLIS NETHERLANDS B.V., Leusden, Holland	100%
MEGA SRL, Gamoblo, Italy	99,9%
M.J.MAILLIS UK LTD, Nottingham, UK	100%
SIAT SPA, Como, Italy	100%
SICME SRL, Varese, Italy	100%
SIAT BENELUX, Waalwijk, Holland	51%
TAM SRL, Milan, Italy	71%
SIAT USA, Delaware, USA	100%
MAILLIS SANDER GMBH, Wuppertal, Germany	100%
SANDER GMBH &CO KG, Wuppertal, Germany	100%
M.J.MAILLIS BELGIUM N.V., Dendermonde, Belgium	100%
WULFTEC INTERNATIONAL INC, Ayer's Cliff, Canada	100%
M.J.MAILLIS d.o.o. - Beograd, Serbia Montenegro	100%
MAILLIS STRAPPING NETWORKS INC, Marrietta, Η.Π.Α	100%
MAILLIS STRAPPING SYSTEMS USA INC, Fountain Inn, Η.Π.Α	100%
Joint Venture	
COMBI PACKAGING SYSTEMS LLC, Canton, USA	50%

2. The accounting principles followed as at 31/12/2005 are in accordance with the IFRS's and with those that the company has followed at 31/12/2004 as published for information purposes, through the company's internet site.
3. The company has been audited by the tax authorities up to and including the year 2004. The unaudited tax years for the Group subsidiaries are detailed in Note (26) in the Annual Financial Statements Report.
4. As at 31 December, 2005 no encumbrances exist on company's and Group's fixed assets.
5. There are no contested or doubtful legal cases which might influence materially the financial position of the Company and the Group.
6. The number of employees as at 31/12/2005 was 2.048 for the Group and 314 for the Company.
7. The amounts of sales and purchases of the Company to and from its related parties (according to the provisions of IAS 24) for the period 01/01/2005 to 31/12/2005 were € 70.6 mil. and € 2.4 mil. respectively. The outstanding balances of receivables and payables of the Company from and to its related parties as at 31/12/2005 (according to the provisions of IAS 24) were € 103.5 mil. and € 1.4 mil. respectively.
8. The General Annual Shareholders Meeting at 14/06/2005 has decided the distribution of dividends amounting to € 3.584.232.
9. By decision of the A' Adjourned General Shareholders Meeting at 04.07.2005, 98.610 common shares were canceled as they were not disposed during three years from acquisition as provided by Law 2190/1920 art. 16 para. 12. Theses shares were part of the own shares acquired by the company based on the decision of the Extraordinary General Shareholders Meeting at 21.12.2000. The par value of the canceled shares was 0.76 Euros and their cancellation reduced Share Capital by 74.944 Euros, Share Premium Reserve by 512.655 Euros and Own Shares balance by 587.597 Euros.
10. MAILLIS STRAPPING NETWORKS Inc. since 1st October 2005 belongs 100% to the Group as the remaining 55% was acquired by the Group's subsidiary MAILLIS STRAPPING SYSTEMS USA Inc. The initial 45% of the aforementioned company remains still in the ownership of the Group's subsidiary Wulftec Investments Ltd. MAILLIS STRAPPING SYSTEMS USA Inc and M.J.MAILLIS Doo- Beograd are consolidated for the first time as at 31/12/2005.

Kifissia, February 23, 2006

CHAIRMAN OF THE BOARD OF DIRECTORS	CHIEF OPERATIONS OFFICER & VICE PRESIDENT OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	OPERATION OFFICER OF GREECE	ACCOUNTING MANAGER
MICHAEL J. MAILLIS Id. No Φ 020205	CHARALAMBOS A. STAVRINOUDAKIS Id. No Σ 208184	KONSTANTINOS E. GIANNOULAKIS Id. T 151379	PETROS I. DELIS Id. No P 578226	NIKOLAOS V. MAROULIS Reg. No 45629 - A' CLASS

KRONOS S.A.

Contents

	Page
Auditors' Report	**4**
Balance Sheet	**5**
Income Statement	**6**
Statement of Changes in Equity	**7**
Cash Flow Statement	**8**
1. General Information	**9**
2. Basis of preparation	**9**
3. Summary of significant accounting policies	**10**
3.1 Consolidation	10
3.2 Segment reporting	11
3.3 Foreign currency translation	11
3.4 Property, plant and equipment	12
3.5 Intangible assets	13
3.6 Inventories	14
3.7 Trade receivables	14
3.8 Cash and cash equivalents	14
3.9 Share capital	14
3.10 Borrowings	15
3.11 Deferred income tax	15
3.12 Employee benefits	15
3.13 Government Grants	16
3.14 Provisions	16
3.15 Revenue recognition	17
3.16 Leases	18
3.17 Dividend distribution	18
3.18 New accounting standards and IFRIC interpretations	18
4. Financial risk management	**19**
4.1 Financial risk factors	19
4.2 Accounting for derivative Financial Instruments and hedging activities	20
4.3 Fair Value Estimation	21
5. Critical accounting estimates and judgements	**21**
5.1 Critical accounting estimates and assumptions	22
6. Transition to IFRS	**22**
6.1 Application of IFRS 1	22
6.2 Exception from full retrospective application followed by the Group	23
6.3 Reconciliations between IFRS and GAAP	23
7. Segment Information	**30**
8. Property Plant and Equipment	**33**
9. Intangible Assets	**36**
10. Investment in Associates	**39**
11. Joint Ventures	**39**
12. Deferred Tax	**40**
13. Investments in Subsidiaries	**42**
14. Inventories	**43**
15. Trade and Other Receivables	**44**
16. Cash and Cash Equivalents	**44**
17. Share Capital	**45**

18. Reserves	46
19. Borrowings	46
20. Derivative Financial Instruments at Fair Value	47
21. Retirement Benefit Obligations	48
22. Government Grants	48
23. Trade and Other Payables	49
24. Provisions	49
25. Related party transactions	50
26. Income Tax	50
27. Employee benefit plans	51
28. Expenses by nature	52
29. Financial expense	52
30. Earnings per share	53
31. Contingencies	53
32. Dividends per share	53
33. Distribution of profit	53
34. After Balance sheet events	54
Board of Directors Management Report	54

DRM Stylianou SA RSM

Certified Public Accountants
Management Consultants

AUDITORS' REPORT

To the Shareholders of "M.J. MAILLIS S.A"

We have audited the accompanying financial statements as well as the consolidated financial statements of M.J .MAILLIS SA, as of and for the year ended 31 December 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Greek Auditing Standards, which are based on the International Standards on Auditing. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation as well as assessing the consistency of the Board of Directors' report with the aforementioned financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements give a true and fair view of the financial position of the Company and that of the Group (of which this Company is the holding company), as of 31 December 2005, and of the results of its operations and those of the Group and their cash flows and changes in shareholders' equity for the year then ended in accordance with the International Financial Reporting Standards that have been adopted by the European Union and the Board of Directors' Report is consistent with the aforementioned financial statements.

Without qualifying our report, we draw your attention to note 26 of the Notes to the Financial Statements to which reference is made to the fact that for the parent Company M.J.MAILLIS SA, the subsidiary STRAPTECH SA and some of the overseas subsidiaries have not been audited by the tax authorities for some of their financial years and that additional taxes and penalties may therefore be imposed when the tax audits are performed and finalised. The outcome of the tax audits cannot be estimated at present and, consequently, no provision has been made in the financial statements.

27 February 2006
For DRM Stylianou SA (SOEL Reg. no: 104)

Athos Stylianou, FCCA
Certified Public Accountant
SOEL Reg. no: 12311

Kifissias & Ethnikis Antistaseos 84 A, GR 152 31 Athens

DRM Stylianou SA is a Member of the Institute of Certified Public Accountants of Greece

Tel.: (30 210) 6717733
6747819
Fax: (30 210) 6726099

e-mail:
drmstyl@otenet.gr
http://www.drm.gr

DRM Stylianou SA is a correspondent member firm of RSM International, an affiliation of independent accounting and consulting firms

M. J. MAILLIS S.A.
PACKING SYSTEMS

BALANCE SHEET AS AT 31 DECEMBER 2005

Amounts in Euro '000		GROUP		COMPANY	
ASSETS	**Note**	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Non Current Assets					
Tangible Assets	8	131.346	138.414	69.169	73.755
Intangible Assets	9	116.429	113.189	3.631	1.450
Investments in Associates	13			165.073	163.121
Investments in Associates (equity method)	10	0	196		
Deferred Tax Assets	12	16.236	16.682	4.765	3.458
Other Receivables	15	6.264	0	232	239
		270.275	**268.481**	**242.870**	**242.023**
Current Assets					
Inventories	14	87.057	77.796	19.115	21.523
Trade and Other Receivables	15	98.647	105.132	124.552	100.745
Deferred Tax Assets	12	4.564	5.039	765	2.419
Cash and Cash Equivalents	16	20.941	9.000	4.691	1.945
		211.209	**196.967**	**149.123**	**126.631**
Total Assets		**481.484**	**465.448**	**391.993**	**368.654**
EQUITY					
Equity Attributable to Company's Shareholders					
Share Capital	17	55.379	55.318	55.379	55.318
Share Premium	17	139.138	141.038	139.138	141.038
Own Shares	17	0	-10.923	0	-10.923
Fair Value Reserves					
Reserves	18	18.433	22.180	17.511	17.218
Retained Losses / Earnings		-27.013	-35.147	11.659	9.749
Translation Differences Reserve		3.770	5.172		
		189.707	**177.638**	**223.687**	**212.400**
Minority Interest		1.672	1.283		
Total Equity		**191.379**	**178.921**	**223.687**	**212.400**
LIABILITIES					
Non Current Liabilities					
Loans	19	128.532	107.353	113.047	89.358
Deferred Tax Liabilities	12	3.040	6.047	1.918	4.022
Retirement and Termination Benefit Obligations	21	6.076	8.557	429	407
Government Grants	22	8.171	9.358	5.344	6.305
Financial Instruments		0	0	0	0
Other Non Current Liabilities		870	499	334	139
		146.689	**131.814**	**121.072**	**100.231**
Current Liabilities					
Trade and Other Payables	23	69.201	71.912	28.091	33.977
Deferred Tax Liabilities	12	7.125	1.566	3.894	393
Current Tax Liabilities		9.714	8.456	2.849	643
Loans	19	55.032	71.198	12.400	21.005
Provisions	24	2.344	1.581	0	5
		143.416	**154.713**	**47.234**	**56.023**
Total Liabilities		**290.105**	**286.527**	**168.306**	**156.254**
Total Equity and Liabilities		**481.484**	**465.448**	**391.993**	**368.654**

The notes on pages 8 to 54 are an integral part of these Consolidated Financial Statements

INCOME STATEMENT FOR THE PERIOD 1 JANUARY - 31 DECEMBER 2005

		GROUP				COMPANY			
Amounts in Euro '000	Note	01/01/2005-31/12/2005	01/10/2005-31/12/2005	01/01/2004-31/12/2004	01/10/2004-31/12/2004	01/01/2005-31/12/2005	01/10/2005-31/12/2005	01/01/2004-31/12/2004	01/10/2004-31/12/2004
Sales		361.457	84.978	341.577	83.196	134.834	33.136	130.042	37.117
Cost of Sales	28	-265.183	-61.596	-241.105	-57.681	-101.628	-23.069	-97.713	-29.135
Gross Profit		96.274	23.382	100.472	25.515	33.206	10.067	32.329	7.982
Other Operating Income		10.241	4.336	9.089	4.704	3.441	1.522	2.087	1.176
Administrative Expenses	28	-23.155	-6.861	-22.602	-6.282	-8.654	-2.604	-6.779	-941
Distribution Costs	28	-41.868	-11.153	-38.865	-9.688	-10.825	-3.108	-10.448	-2.871
Other Operating Expenses	28	-5.140	-2.597	-9.376	-4.408	-1.117	-1.001	-693	-424
Restructuring Costs	28	-4.082	-3.040	-2.104	-769				
Earnings before Tax, Financial Expenses and Restructuring Costs		32.270	4.067	36.614	9.072	16.051	4.876	16.496	4.922
Financial Expenses	29	-10.167	-1.590	-9.549	-1.929	-5.111	-541	-6.107	-1.584
Earnings before Tax		22.103	2.477	27.065	7.143	10.940	4.335	10.389	3.338
Tax for the period		-5.601	-804	-7.307	-2.307	-1.820	-1.418	-675	671
Earnings after Tax for the period		**16.502**	**1.673**	**19.758**	**4.836**	**9.120**	**2.917**	**9.714**	**4.009**
Tax audit adjustments		**-2.346**	**-786**			**-1.561**			
Earnings after Tax for the period and Tax audit adjustments		**14.156**	**887**	**19.758**	**4.836**	**7.559**	**2.917**	**9.714**	**4.009**
Deferred tax	12	-1.516	-1.516	781	781	-1.743	0	-1.193	
Earnings after Tax for the period, Tax audit adjustments and Deferred tax		**12.640**	**-629**	**20.539**	**5.617**	**5.816**	**2.917**	**8.521**	**4.009**
Depreciation		21.234	5.351	20.400	5.617	6.686	1.714	7.048	2.008
Earnings before Tax, Financial expenses, Amortisation, Depreciation and Restructuring costs (EBITDA)		**57.586**	**12.458**	**59.118**	**15.160**	**22.737**	**6.590**	**23.544**	**6.930**
Earnings before Tax, Financial expenses, Amortisation and Depreciation (EBITDA)		**53.504**	**9.418**	**57.014**	**14.391**	**22.737**	**6.590**	**23.544**	**6.930**
Earnings after Tax distributed as follows:									
Company Shareholders		12.394	-699	20.295	5.552	5.816	2.917	8.521	4.009
Minority Interest		246	70	244	65				
Earnings after Tax per share (expressed in €)	30	0,17	0,00	0,29	0,08	0,08	0,04	0,12	0,06

The notes on pages 8 to 54 are an integral part of these Consolidated Financial Statements.

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD 1 JANUARY - 31 DECEMBER 2005

Amounts in Euro '000	GROUP								COMPANY					
	Attributable to the Mother Company's Shareholders						Minority Interest	Total Equity	Attributable to the Mother Company's Shareholders					Total Equity
	Share Capital	Share Premium	Treasury Shares	Other Reserves	Currency Translation Reserve	Retained Losses			Share Capital	Share Premium	Treasury Shares	Other Reserves	Retained Losses	
Balance at 01/01/2004	55.386	142.943	-13.047	22.723	5.477	-52.894	1.430	162.018	55.386	142.943	-13.047	16.869	1.093	203.244
Income from Share Issue	115	36						151	115	36				151
Cancellation of Treasury Shares	-183	-1.941	2.124					0	-183	-1.941	2.124			0
Net Loss Directly Attributable to Net Equity				-543		-1.460		-2.003				194	135	329
Exchange Difference Adjustments						-1.087	-391	-1.478						0
Reserves Movement					-305			-305				155		155
Earnings / (Losses) per Income Statement						20.294	244	20.538					8.521	8.521
Balance at 31/12/2004	55.318	141.038	-10.923	22.180	5.172	-35.147	1.283	178.921	55.318	141.038	-10.923	17.218	9.749	212.400

Amounts in Euro '000	GROUP								COMPANY					
	Attributable to the Mother Company's Shareholders						Minority Interest	Total Equity	Attributable to the Mother Company's Shareholders					Total Equity
	Share Capital	Share Premium	Treasury Shares	Other Reserves	Currency Translation Reserve	Retained Losses			Share Capital	Share Premium	Treasury Shares	Other Reserves	Retained Losses	
Balance at 01/01/2005	55.318	141.038	-10.923	22.180	5.172	-35.147	1.283	178.921	55.318	141.038	-10.923	17.218	9.749	212.400
Income from Share Issue	136	41						177	136	41				177
Selling of Treasury Shares		-1.428	10.335					8.907		-1.428	10.335			8.907
Cancellation of Treasury Shares	-75	-513	588					0	-75	-513	588			0
Net Loss Directly Attributable to Net Equity						-4.725		-4.725				293	-3.614	-3.321
Exchange Difference Adjustments					-1.402	-1.907	143	-3.166						0
Reserves Movement				-3.747		2.372		-1.375						
Earnings / (Losses) per Income Statement						12.394	246	12.640					5.524	5.524
Balance at 31/12/2005	55.379	139.138	0	18.433	3.770	-27.013	1.672	191.379	55.379	139.138	0	17.511	11.659	223.687

The notes on pages 8 to 54 are an integral part of these Consolidated Financial Statements

CASH FLOW STATEMENT

Amounts in Euro '000	Note	GROUP 31/12/2005	GROUP 31/12/2004	COMPANY 31/12/2005	COMPANY 31/12/2004
Cash Flows from Operating Activities					
Earnings before Tax		22.103	27.066	10.940	10.389
Adjustments for:					
Depreciation and Amortisation	8,9	21.234	20.400	6.685	7.048
Provisions		-4.193	2.822	422	-435
Exchange Differences		-1.461	-1.133	-1.719	443
(Gain) / Loss from Investing Activities		-1.060	-2.322	-2.421	-1.949
Interest Payable and related expenses		11.138	10.952	5.831	7.027
Profit from Operations before Working Capital changes					
Decrease / (Increase) in Inventories		-9.261	-14.196	2.407	-6.827
Decrease / (Increase) in Receivables		-469	-9.136	-23.872	-12.125
Increase / (Decrease) in Payables (excluding Banks)		-2.373	5.423	7.497	16.511
Less:					
Interest Paid and other related expenses		-10.477	-10.485	-6.948	-7.301
Tax Paid		-6.851	-6.126	-1.690	-1.267
Total Cash Inflows / (Outflows) from Operating Activities (a)		**18.330**	**23.265**	**-2.868**	**11.514**
Cash Flows from Investing Activities					
Acquisition of Subsidiary, Related companies, Joint ventures and other Investments		-700	-1.441	-2.652	-5.541
Purchase of Intangible Assets, Property, Plant and Equipment	8,9	-18.146	-24.640	-4.697	-7.141
Proceeds of sale of Tangible and Intangible Assets		9.385	2.245	541	1.838
Interest Received		896	1.315	696	891
Dividends Received				25	1.423
Total Cash Inflows / (Outflows) from Investing Activities (b)		**-8.565**	**-22.521**	**-6.087**	**-8.530**
Cash Flows from Financing Activities					
Proceeds of issuance of Share Capital	17	179	150	179	150
Proceeds from Borrowings		11.193		15.088	
Payments of Borrowings			-2.073		-3.175
Payments of Finance Lease Liabilities		-6.629	-2.188		
Dividends Paid		-3.644		-3.566	-44
Total Cash Inflows / (Outflows) from Financing Activities (c)		**1.099**	**-4.111**	**11.701**	**-3.069**
Net increase/(decrease) in Cash and Cash Equivalents (a) + (b) + (c)		**10.864**	**-3.367**	**2.746**	**-85**
Cash and Cash Equivalents in Beginning of Period		9.000	14.131	1.945	2.031
Exchange Differences Adjustment		1.077	-1.763		
Cash and Cash Equivalents at End of Period	16	**20.941**	**9.001**	**4.691**	**1.946**

The notes on pages 8 to 54 are an integral part of these Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. General Information

M.J.Maillis SA (the "Company") and its subsidiaries (together the "Group") are involved in the manufacture and distribution of end of line industrial solutions. This includes strapping, wrapping and taping packaging material, strapping tools and machines, wrapping, shrinking and carton sealing machines and special bands. It offers complete solutions, covering both the heavy-duty and light packaging markets and serves all industrial applications. Maillis Group serves customers in more than 52 countries worldwide, through a network of 31 owned Affiliate companies and more than 350 independent distributors. The company is domiciled in Greece. The address of its registered office is Xenias 5 & Charilaou Trikoupi Kifissia 145 62 and its internet site is www.maillis.gr

The Company's shares are listed in the Athens Stock Exchange

In 2006 the Group posted 6% top line organic growth and achieved its target for cash flow improvement reducing net debt by € 7 mln to € 162.6 mln from € 169.6 mln in 2004.

The financial results of the last two years were affected by the unprecedented abnormalities in supply and demand in steel but also in plastics raw materials –due to China- which led to overstocking and huge volatility in prices, with the well-known adverse consequences in the steel related industries. 2004 was characterised by rising prices and high levels of demand whereas in 2005 the situation was reversed with declining prices and demand –as a result of the overstocking- leading to pressures on gross profit margin. Despite these adverse market conditions, the Group decided to accelerate in the 4th quarter its restructuring efforts, assuming the relative cost.

It should be noted that the tax audits of M.J. MAILLIS S.A. and STRAPTECH S.A. for the years 2002, 2003 and 2004 were completed within 2005 and the resulting tax differences of € 2.3 mln were included in the 2005 FY results.

The adverse market conditions associated with the lag in demand in 2005 are not present today and the industry analysts forecast stabilisation in supply and demand as well as in raw material prices for steel and plastics. Therefore, the 2006 prospects for the Group are quite optimistic, with the primary targets being organic growth and further improvement in cash flow and reduction in net debt. It is expected that the growth of the US operations will have a substantial positive impact on the Group results, especially after the completion of the investment within the 1st half of 2006.

At the same time, the Group will continue to invest especially in the production of packaging materials that currently run at close-to-capacity levels, so that beginning 2007 it will be in a position to meet the anticipated increase in sales, which, on a consolidated level, are expected to significantly exceed the € 400 mln mark.

In 2006, the Group will continue its restructuring and production rationalisation efforts, which are necessary under the current environment of intense competition.

The management of M.J. MAILLIS Group will propose a dividend payment of €0,06 per share for 2005.

2. Basis of preparation

The Annual Financial Statements 2005 of the Company and the Group have been audited and have been prepared in accordance with the International Financial Reporting Standards (IFRS) and specifically in accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards" with effect from 1st January 2004.

The accounting principles that have been used in the preparation of the Annual Financial Statements are in accordance with those used for the preparation of the Company and Group Financial Information as at 31/12/2004. This information was published in the internet site of the company.

Certain prior year amounts have been reclassified to conform to the current year presentation.

According to the provisions of IFRS 1 "First Time Adoption of International Financial Reporting Standards" and the other standards, the Group has applied IFRS from the 1st of January 2004 with exception the standards relating to financial instruments. As a result the effect of IAS 39 and IAS 32 which are applied from 1st January 2005, according to IFRS 1, are not included in the comparison of 2004. The effect of these standards is shown in the Financial Statements as at 31 December 2005.

The preparation of the Financial Statements according to the general accepted accounting principles demands for the use of calculations and assumptions which affect the above mentioned balances of the assets and liabilities, the acknowledgment of contingencies and the amounts of the income and expenses relating to the period from 1st January 2005 to 31st December 2005. The calculations are based to the best knowledge of the Company and the Group in relation to the current situation.

3. Summary of significant accounting policies

3.1 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.
The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation.

The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's Financial Statements.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. A loss on the transaction is recognised immediately if it provides evidence of a reduction in the net realisable value of current assets, or an impairment loss. Joint ventures' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

3.2 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is the location of an entity's production or services facilities and other assets that is subject to risks and returns that are different from those of segments operating in other economic environments.

3.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the Financial Statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated Financial Statements are presented in euros, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity from 1 January 2005.

(c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3.4 Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment (PPE) is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

– buildings	30-80 years
– plant and machinery	6-15 years
– equipment and motor vehicles	4-7 years

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

3.5 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are recognised at cost. They have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (10-20 years).

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the costs of software development_employees and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised over their estimated useful lives (not exceeding three years).

(d) Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life and that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

3.6 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

3.7 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

3.8 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

3.9 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

3.10 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3.11 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated Financial Statements. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.12 Employee benefits

(a) Current obligations

The current obligations of the Group towards its personnel, in monetary terms, are recognised directly as an expense as soon as they accrue

(b) Pension obligations

The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The post-employment benefit paid to all employees in the Group's home country qualifies as a post-employment defined benefit plan.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are spread to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

3.13 Government Grants

Government grants are recognized at their fair value when it is certain that the grant will be received and that the Group has covered all relevant prerequisites.

Government grants that relate to expenses are recognized as income in the income statement in order to match the relevant expense.

Investment grants are recognized as long term liabilities and are transferred to the income statement under the straight method based on the respective asset's useful life.

3.14 Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(a) Warranties

The Group provides for the liability occurring for the service of replacement of machines that have a guarantee at the balance sheet date. This provision is based on similar historical estimates.

(b) Holiday Bonus

The Group provides for the employees summer bonus as it accrues.

(C) Restructuring Costs

The provisions for restructuring costs include mainly fines concerning the premature ending of rentals and personnel redundancies. These costs are recognised when the Group has a present legal or constructive obligation. Personnel redundancies are expensed only when an agreement with the personnel representatives is in place or when employees have been informed in advance for their redundancy.

3.15 Revenue recognition

Revenue comprises the fair value of the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(a) Sales of goods – wholesale
Sales of goods are recognised when a Group entity has delivered products to the customer; the customer has accepted the products; and collectibility of the related receivables is reasonably assured.

(b) Sales of services
Sales of services are recognised in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

(c) Interest income
Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues accreting the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost–recovery basis as conditions warrant.

(d) Royalty income
Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

(e) Dividend income
Dividend income is recognised when the right to receive payment is established.

3.16 Leases

The Group is the lessee

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

3.17 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's Financial Statements in the period in which the dividends are approved by the Company's shareholders.

3.18 New accounting standards and IFRIC interpretations

Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2006. The Group's assessment of the impact of these new standards and interpretations is set out below.

(a) IFRS 6, Exploration for and Evaluation of Mineral Resources

The Group does not have any exploration and evaluation assets. This standard will not affect the Group's Financial Statements.

(b) IFRIC 3, Emission Rights

The Group does not participate in an emission rights scheme. This interpretation will not affect the Group's Financial Statements.

(c) IFRIC 4, Determining whether an Asset Contains a Lease

This standard will not affect the Group's Financial Statements.

(d) IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
The Group does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's Financial Statements.

4. Financial risk management

4.1 Financial risk factors

As a result of its international activities, the Group is exposed to certain financial risks, i.e.: market risk (including foreign exchange risk and price risk), credit risk, cash flow risk and fair value interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments, such as futures, forwards, interest rate swaps and cross-currency swaps to hedge certain risk exposures.

Risk management is carried out by Group Treasury Department, which identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board of Directors provides principles and guidance for overall risk management, such as foreign exchange risk, interest-rate risk and credit risk.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, the UK pound, the Polish Zloty and the Romanian Lei. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

Entities in the Group use forward contracts to manage their foreign exchange risk arising from future commercial transactions, recognised assets and liabilities according to the policies set forth by the Group Treasury Department. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for monitoring the net position in each foreign currency.

For segment reporting purposes, each subsidiary designates forward contracts as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The Group's risk management policy is to hedge anticipated transactions (mainly raw material imports and export sales) in each major currency for the subsequent 6 months. With respect to the US dollar there is a degree of natural hedge as exports in this currency are offset by imports of raw material in the same currency, and any resulting differences are hedged with forward contracts.

(b) Credit risk

The Group has no significant concentrations of credit risk. Sales have a high degree of diversification with respect to geography and industry sector and there are policies in place to ensure that sales of products are made to customers with an appropriate credit history

(c) Liquidity risk

Liquidity risk is kept at low levels, as the Group maintains sufficient cash and credit lines available.

(d) Cash flow and fair value interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group does not have material interest bearing assets on its balance-sheet, whereas the Group's policy is to maintain approximately 50% of its borrowings in fixed rate instruments. At December 2004, 53% of borrowings were at fixed rates.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The Group raises long-term borrowings at floating rates and swaps them into fixed rates in order to hedge against the potential rise in interest rates.

The Group's cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

4.2 Accounting for derivative Financial Instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions (cash flow hedge); or hedges of net investments in foreign operations

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 11. Movements on the hedging reserve in shareholders' equity are shown in Note 20.

a) Fair Value Hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

b) Cash Flow Hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

c) Net Investment Hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.
Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified as at fair value through profit or loss, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

4.3 Fair Value Estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables is assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5. Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

6. Transition to IFRS

6.1 Application of IFRS 1

The Group's Financial Statements for the year ended 31 December 2005 are the first Annual Financial Statements that comply with IFRS. These Annual Financial Statements have been prepared as described in Note 2. The Group has applied IFRS 1 in preparing these consolidated annual Financial Statements.

In preparing these Annual Consolidated Financial Statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

(a) Fair value as deemed cost exemption

The Group has elected to measure certain items of property, plant and equipment at fair value as at 1 January 2004. The application of this exemption is detailed in Note 8.

(b) Employee benefits exemption

The Group has elected to recognise all cumulative actuarial gains and losses as at 1 January 2004.

(c) Cumulative translation differences exemption

The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

(d) Compound financial instruments exemption

The Group has not issued any compound instruments; this exemption is not applicable.

(e) Exemption from restatement of comparatives for IAS 32 and IAS 39.

The Group elected to apply this exemption. It applies previous GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in Note 20.

(f) Exemption from share based payment (IFRS 2)

The Group did not apply retrospectively IFRS 2. The share options were granted before the 2nd November 2002. The application of this exemption is explained in detail in note 17.

6.2 Exception from full retrospective application followed by the Group

(a) Estimates exception

Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

6.3 Reconciliations between IFRS and GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity of the transition at 1 January 2004 and 31 December 2004. the following six reconciliations provide details of the impact of the transition on:

- Balance Sheet as at 1 January 2004 (Note 6.3.1)
- Balance Sheet as at 31 December 2004 (Note 6.3.2)
- Company Equity Reconciliation (Note 6.3.3)
- Group Equity Reconciliation (Note 6.3.4)
- Income Statement 31 December 2004 (Note 6.3.5)
- Reconciliation of Net Income 31 December 2004 (Note 6.3.6)

6.3.1 Balance Sheet Reconciliation 1 January 2004

	GROUP			COMPANY		
Amounts in Euro '000	GREEK GAAP		IFRS	GREEK GAAP		IFRS
ASSETS	**1/1/2004**	**Difference**	**1/1/2004**	**1/1/2004**	**Difference**	**1/1/2004**
Non Current Assets						
Tangible Assets	101.246	27.042	128.288	52.376	20.381	72.757
Intangible Assets	182.800	-69.497	113.303	20.895	-18.920	1.975
		0			0	
Investments in Associates	183	-110	73	153.673	2.533	156.206
Deferred Tax Assets	0	14.427	14.427	0	8.559	8.559
Other Receivables	5.964	-5.964	0	142	0	142
	290.193	**-34.102**	**256.091**	**227.086**	**12.553**	**239.639**
Current Assets						
Inventories	64.371	1.027	65.398	12.940	1.754	14.694
Trade and Other Receivables	101.791	-3.268	98.523	93.474	-1.754	91.720
Deferred Tax Assets	0	4.358	4.358	0	0	0
Cash and Cash Equivalents	14.101	29	14.130	2.060	0	2.060
	180.263	**2.146**	**182.409**	**108.474**	**0**	**108.474**
Total Assets	**470.456**	**-31.956**	**438.500**	**335.560**	**12.553**	**348.113**
EQUITY						
Equity Attributable to Company's Shareholders						
Share Capital	55.386	0	55.386	55.386	0	55.386
Share Premium	144.932	-1.989	142.943	144.932	-1.989	142.943
Own Shares	-13.047	0	-13.047	-13.047	0	-13.047
Reserves	27.875	-5.152	22.723	21.606	-4.737	16.869
Retained Losses / earnings	26.087	-78.981	-52.894	-3.722	4.815	1.093
Translation Differences	27	5.450	5.477	0	0	0
	241.260	**-80.672**	**160.588**	**205.155**	**-1.911**	**203.244**
Minority Interest	1.512	-82	1.430	0	0	0
Total Equity	**242.772**	**-80.754**	**162.018**	**205.155**	**-1.911**	**203.244**
LIABILITIES						
Non Current Liabilities						
Loans	101.294	7.892	109.186	89.358	0	89.358
Deferred Tax Liabilities	0	7.008	7.008	0	5.903	5.903
Retirement and Termination Benefit Obligations	0	7.242	7.242	0	366	366
Governement Grants	0	10.317	10.317	0	7.264	7.264
Other Non Current Liabilities	690	0	690	0	0	0
	101.984	**32.459**	**134.443**	**89.358**	**13.533**	**102.891**
Current Liabilities						
Trade and Other Payables	50.215	13.933	64.148	15.022	0	15.022
Deferred Tax Liabilities	0	1.833	1.833	0	0	0
Current Tax Liabilities	8.555	-247	8.308	1.023	0	1.023
Loans	64.343	1.744	66.087	24.180	0	24.180
Provisions	2.587	-923	1.664	822	931	1.753
	125.700	**16.340**	**142.040**	**41.047**	**931**	**41.978**
Total Liabilities	**227.684**	**48.799**	**276.483**	**130.405**	**14.464**	**144.869**
Total Equity and Liabilities	**470.456**	**-31.955**	**438.501**	**335.560**	**12.553**	**348.113**

6.3.2 Balance Sheet Reconciliation 31 December 2004

	GROUP			COMPANY		
Amounts in Euro '000	GREEK GAAP		IFRS	GREEK GAAP		IFRS
ASSETS	**31/12/2004**	**Difference**	**31/12/2004**	**31/12/2004**	**Difference**	**31/12/2004**
Non Current Assets						
Tangible Assets	103.829	34.585	138.414	53.986	19.769	73.755
Intangible Assets	184.435	-71.246	113.189	16.768	-15.318	1.450
		0		159.189	3.932	163.121
Investments in Associates	443	-247	196			
Deferred Tax Assets	0	16.682	16.682	0	3.458	3.458
Other Receivables	7.728	-7.728	0	239	0	239
	296.435	**-27.954**	**268.481**	**230.182**	**11.841**	**242.023**
Current Assets						
Inventories	73.268	4.528	77.796	14.468	7.055	21.523
Trade and Other Receivables	115.508	-10.376	105.132	109.163	-8.448	100.715
Deferred Tax Assets	0	5.039	5.039	0	2.419	2.419
Cash and Cash Equivalents	8.867	133	9.000	1.975	0	1.975
	197.643	**-676**	**196.967**	**125.606**	**1.026**	**126.632**
Total Assets	**494.078**	**-28.630**	**465.448**	**355.788**	**12.867**	**368.655**
EQUITY						
Equity Attributable to Company's Shareholders						
Share Capital	55.318	0	55.318	55.318	0	55.318
Share Premium	143.027	-1.989	141.038	143.027	-1.989	141.038
Own Shares	-10.923	0	-10.923	-10.923	0	-10.923
Reserves	29.580	-7.400	22.180	21.365	-4.147	17.218
Retained Losses / earnings	38.793	-73.940	-35.147	243	9.506	9.749
Translation Differences	65	5.107	5.172			
	255.860	**-78.222**	**177.638**	**209.030**	**3.370**	**212.400**
Minority Interest	1.369	-86	1.283	0	0	0
Total Equity	**257.229**	**-78.308**	**178.921**	**209.030**	**3.370**	**212.400**
LIABILITIES						
Non Current Liabilities						
Loans	94.751	12.602	107.353	89.358	0	89.358
Deferred Tax Liabilities	0	6.047	6.047	0	4.022	4.022
Retirement and Termination Benefit Obligations	0	8.557	8.557	0	407	407
Government Grants	0	9.358	9.358	0	6.305	6.305
Other Non Current Liabilities	499	0	499	144	-5	139
	95.250	**36.564**	**131.814**	**89.502**	**10.734**	**100.231**
Current Liabilities						
Trade and Other Payables	61.468	10.444	71.912	34.386	-409	33.977
Deferred Tax Liabilities	0	1.566	1.566	0	393	393
Current Tax Liabilities	8.537	-81	8.456	643	0	643
Loans	68.813	2.385	71.198	21.005	0	21.005
Provisions	2.781	-1.200	1.581	1.222	-1.217	5
	141.599	**13.114**	**154.713**	**57.256**	**-1.175**	**56.023**
Total Liabilities	**236.849**	**49.678**	**286.527**	**146.758**	**9.559**	**156.254**
Total Equity and Liabilities	**494.078**	**-28.630**	**465.448**	**355.788**	**12.929**	**368.665**

6.3.3 Company Equity Reconciliation

	COMPANY	
	31/12/2004	31/12/2003
Equity as previously reported in Greek statutory financial statements	**209.029**	**205.156**
Adjusted, according to IFRS, for:		
Share Premium reduction due to share capital increase fees, previously capitalised	-1.990	-1.990
Revision to amortisation of government grants based on IFRS revised economic useful lives of appropriate assets and reclassification of government grants from equity to deferred income (non current liabilities)	-6.305	-7.264
Change in economic useful lives of property, plant and equipment and restatement of historical cost basis	15.815	16.517
Derecognition of part of Goodwill according to IFRS 3	-1.511	-1.511
Derecognition of previously capitalised expenses for restructuring, research and development of new products and expansion of commercial networks	-5.914	-9.023
Recognition of additional long term liability related to staff termination and post retirement benefits	-407	-366
Adjustment of Provision Accounts according to IAS	-1.393	-930
Recognition of Deferred Taxation	1.462	2.655
Exchange Differences occuring from the currency translation of foreign currency subsidiaries Financial Statements	0	0
Exchange Differences occuring in consolidation of foreign currency subsidiaries	0	0
Effect from the recognition of financial instruments under IFRS	0	0
Derecognition of dividends as a liability until approved by the General Annual Shareholders Meeting	3.584	
Derecognition of Board of Directors fees as a liability until approved by the General Annual Shareholders Meeting	30	
Other adjustments	0	0
Total Adjustments	**3.371**	**-1.912**
Equity, as restated to conform with the requirements of IFRS	**212.400**	**203.244**

6.3.4 Group Equity Reconciliation

	GROUP	
	31/12/2004	31/12/2003
Equity as previously reported in Greek statutory financial statements	**255.860**	**241.261**
Adjusted, according to IFRS, for:		
Share Premium reduction due to share capital increase fees, previously capitalised	-1.990	-1.990
Revision to amortisation of government grants based on IFRS revised economic useful lives of appropriate assets and reclassification of government grants from equity to deferred income (non current liabilities)	-9.358	-10.317
Change in economic useful lives of property, plant and equipment and restatement of historical cost basis	15.515	16.217
Derecognition of part of Goodwill according to IFRS 3	-27.349	-27.349
Derecognition of previously capitalised expenses for restructuring, research and development of new products and expansion of commercial networks	-43.897	-46.300
Recognition of additional long term liability related to staff termination and post retirement benefits	-8.557	-7.242
Adjustment of Provision Accounts according to IAS	-6.754	-5.247
Recognition of Deferred Taxation	14.109	9.959
Exchange Differences occuring from the currency translation of foreign currency subsidiaries Financial Statements	5.172	5.477
Exchange Differences occuring in consolidation of foreign currency subsidiaries	-12.568	-10.021
Effect from the recognition of financial instruments under IFRS	-5.911	-3.507
Derecognition of dividends as a liability until approved by the General Annual Shareholders Meeting	3.584	
Derecognition of Board of Directors fees as a liability until approved by the General Annual Shareholders Meeting	30	
Other adjustments	-249	-353
Total Adjustments	**-78.223**	**-80.673**
Equity, as restated to conform with the requirements of IFRS	**177.637**	**160.588**

6.3.5 Income Statement 31 December 2004

	GROUP			COMPANY		
Amounts in Euro '000	GREEK GAAP 31/12/2004	Difference	IFRS 31/12/2004	GREEK GAAP 31/12/2004	Difference	IFRS 31/12/2004
Sales	341.124	453	341.577	130.042	0	130.042
Cost of Sales	-243.254	2.149	-241.105	-99.393	1.680	-97.713
Gross Profit	97.870	2.602	100.472	30.649	1.680	32.329
Other Operating Income	8.007	1.082	9.089	3.115	-1.028	2.087
Administrative Expenses	-24.977	2.375	-22.602	-12.959	6.180	-6.779
Distribution Costs	-40.682	1.817	-38.865	-10.448	0	-10.448
Other Operating Expenses	-6.485	-2.891	-9.376	-651	-42	-693
Earnings before Tax, Financial Expenses and Restructuring Costs	33.733	4.985	38.718	9.706	6.790	16.496
Restructuring Costs	0	-2.104	-2.104	0	0	0
Earnings before Tax, Depreciation, Amortisation and Interest (EBITDA)	33.733	2.882	36.615	9.706	6.790	16.496
Financial Expenses	-7.791	-1.758	-9.549	-4.427	-1.680	-6.107
Earnings before Tax	25.942	1.124	27.066	5.279	5.110	10.389
Tax	-6.144	-383	-6.527	-1.267	-601	-1.868
Earnings after Tax	**19.798**	**741**	**20.539**	**4.012**	**4.509**	**8.521**
Depreciation	25.869	-5.469	20.400	14.780	-7.732	7.048
Earnings before Tax, Financial expenses, Amortisation, Depreciation and Restructuring costs (EBITDA)	**59.602**	**-483**	**59.119**	**24.486**	**-942**	**23.544**
Earnings after Tax distributed as follows:						
Company Shareholders	19.560	734	20.294	4.012	4.509	8.521
Minority Interest	238	6	244			
Earnings after Tax per share (expressed in €)	**0,28**	**0,01**	**0,29**	**0,06**	**0,06**	**0,12**

6.3.6 Reconciliation of Net Income 31 December 2004

	GROUP	COMPANY
	01/01-31/12/2004	01/01-31/12/2004
Earnings Before tax, Minority interest under Greek GAAP	**25.940**	**5.279**
IFRS Adjustments		
Decrease in Depreciation and Amortisation	5.468	7.732
Employee Benefit Provision	-1.315	-41
Other Provisions	-1.507	0
Restructuring Costs	-2.104	-2.581
Recognition of Exchange Gains	583	0
Total Adjustments	1.125	5.110
Earnings as per IFRS	**27.065**	**10.389**

7. Segment Information

Primary Segment Information – Business Segments

At 31st December 2005 the Group is divided in 3 major Business Segments:

(1) Production and sale of packaging consumables

(2) Production and sale of packaging machines

(3) Merchandise and other non core products

The Company produces and sells only packaging consumables

The segment results for the 12 months ended at 31st December 2005 and 31st December 2004 respectively are as follows:

12 months to 31st December 2005

	Consumables	Machines	Other	Non Classified	Total
Amounts in Euro '000					
Total Sales	219,405	133,378	8,675		**361,458**
Operating Income	12,859	13,757	146	5,359	32,121
Financial Cost - Net				10,167	**10,167**
Associate Share	*113*	*37*			*150*
Earnings before Tax	**12,972**	**13,794**	**146**	**-4,808**	**22,104**
Income Tax					9,463
Net Profit					**12,641**

12 months to 31st December 2004

	Consumables	Machines	Other	Non Classified	Total
Amounts in Euro '000					
Total Sales	209,455	122,934	9,188		**341,577**
Operating Income	16,838	12,934	257	6,486	36,515
Financial Cost - Net				9,549	**9,549**
Associate Share	*64*	*36*			*100*
Profit before Tax	**16,902**	**12,970**	**257**	**-3,063**	**27,066**
Income Tax					6,527
Net Profit					**20,539**

Other segment items included in the Income Statement are as follows:

12 months to 31st December 2005

	Consumables	Machines	Other	Non Classified	Total
Amounts in Euro '000					
Depreciation of Tangible Assets	9,566	6,103	529	296	**16,494**
Depreciation of Intangible Assets	2,748	1,755	95	142	**4,740**

12 months to 31st December 2004

	Consumables	Machines	Other	Non Classified	Total
Amounts in Euro '000					
Depreciation of Tangible Assets	9,722	6,369	436	235	**16,762**
Depreciation of Intangible Assets	2,110	1,383	55	91	**3,639**

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

The Assets and Liabilities of the Segments for the 12 months ended at 31st December 2005 and 31st December 2004 respectively are as follows:

31st December 2005

	Consumables	Machines	Other	Non Classified	Total
Amounts in Euro '000					
Assets	367,494	93,676	4,927	15,388	481,485
Related Companies	0	0	0	0	0
Total Assets	**367,494**	**93,676**	**4,927**	**15,388**	**481,485**
Liabilities	**204,872**	**78,255**	**3,524**	**3,454**	**290,105**

31st December 2004

	Consumables	Machines	Other	Non Classified	Total
Amounts in Euro '000					
Assets	337,330	101,370	7,754	18,797	465,251
Related Companies	126	70			196
Total Assets	**337,456**	**101,440**	**7,754**	**18,797**	**465,447**
Liabilities	**185,406**	**77,729**	**3,465**	**19,927**	**286,527**

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash.

Segment liabilities comprise operating liabilities.

Secondary Segment Information – Geographical Segments

Sales refer to the geographical area in which the production or services and fixed assets of the company are located. The assets refer to the location of the companies.

The results by segment for the 12 months ended at 31st December 2005 and 31st December 2004 respectively are as follows:

12 months to 31st December 2005

	E.U. Countries	European Non E.U. Countries	North America	Total
Amounts in Euro '000				
Total Sales	316,798	14,458	30,202	**361,458**
Operating income	25,272	1,246	5,752	**32,270**

12 months to 31st December 2004

	E.U. Countries	European Non E.U. Countries	North America	Total
Amounts in Euro '000				
Total Sales	301,355	13,318	26,904	**341,577**
Operating income	33,371	1,240	2,004	**36,615**

The Assets of the segments as at 31st December 2005 and 31st December 2004 respectively are as follows:

31st December 2005

	E.U. Countries	European Non E.U. Countries	North America	Total
Amounts in Euro '000				
Assets	442,996	9,424	29,065	**481,485**

31st December 2004

	E.U. Countries	European Non E.U. Countries	North America	Total
Amounts in Euro '000				
Assets	443,821	7,060	14,566	**465,447**

8. Property Plant and Equipment

GROUP

Amounts in Euro '000	Land	Buildings	Machinery	Vehicles	Furniture and Fittings	Fixed Assets Under Construction	Total
Cost or Fair Value							
Balance at 1 January 2004	7.378	58.820	126.543	3.990	14.166	7.657	218.555
Exchange Differences	23	679	3.152	103	47	55	4.059
Additions	96	8.246	14.097	178	333	5.308	28.257
Disposals / Write offs	0	-21	-7.542	-237	-284	297	-7.787
Revaluation	0	0	0	0	0	0	0
Impairment Charges	0	0	0	0	0	0	0
Subsidiary Purchased	0	0	0	0	0	0	0
Reclassifications of Assets	0	0	345	0	2	-4.574	-4.226
Subsidiary Disposed	0	0	0	0	0	0	0
Balance at 31 December 2004	7.497	67.724	136.596	4.034	14.264	8.743	238.859
Accumulated Depreciation							
Balance at 1 January 2004	0	-20.527	-58.906	-2.228	-8.606	0	-90.267
Exchange Differences	0	-57	-776	-72	-2	0	-907
Depreciation Charge for the period	0	-5.092	-10.019	-362	-1.289	0	-16.762
Disposals / Write offs	0	-1	6.476	87	85	0	6.647
Revaluation	0	0	848	0	0	0	848
Subsidiary Purchased	0	0	0	0	0	0	0
Reclassifications of Assets	0	0	-4	1	0	0	-3
Subsidiary Disposed	0	0	0	0	0	0	0
Balance at 31 December 2004	0	-25.678	-62.381	-2.574	-9.812	0	-100.444
Net Book Value at 31 December 2004	7.497	42.046	74.215	1.460	4.452	8.743	138.415
Cost or Fair Value							
Balance at 1 January 2005	7.497	67.724	136.596	4.034	14.264	8.743	238.859
Exchange Differences	55	1.143	2.977	48	203	0	4.426
Additions	131	3.023	4.650	473	580	5.950	14.807
Disposals / Write offs	-429	-10.774	-13.653	-592	-522	622	-25.348
Revaluation	901	-772	0	0	1	0	130
Impairment Charges	0	0	0	0	0	0	0
Subsidiary Purchased	0	0	0	0	0	0	0
Reclassifications of Assets	10	143	6.308	-73	60	-9.606	-3.158
Subsidiary Disposed	0	0	0	0	0	0	0
Balance at 31 December 2005	8.165	60.487	136.878	3.890	14.586	5.709	229.716
Accumulated Depreciation							
Balance at 1 January 2005	0	-25.678	-62.381	-2.574	-9.812	0	-100.445
Exchange Differences	0	588	1.534	-49	-117	0	1.956
Depreciation Charge for the period	0	-4.369	-10.138	-501	-1.486	0	-16.494
Disposals / Write offs	0	10.513	5.088	515	497	0	16.613
Revaluation	0	0	0	0	0	0	0
Subsidiary Purchased	0	0	0	0	0	0	0
Reclassifications of Assets	0	0	0	0	0	0	0
Subsidiary Disposed	0	0	0	0	0	0	0
Balance at 31 December 2005	0	-18.946	-65.897	-2.609	-10.918	0	-98.370
Net Book Value at 31 December 2005	8.165	41.541	70.981	1.281	3.668	5.709	131.346

COMPANY

Amounts in Euro '000	Land	Buildings	Machinery	Vehicles	Furniture and Fittings	Fixed Assets Under Construction	Total
Cost or Fair Value							
Balance at 1 January 2004	4.936	26.278	70.524	993	4.893	6.933	114.557
Additions	0	671	0	139	7	6.142	6.959
Disposals / Write offs	0	0	-1.072	-87	0	-1.604	-2.763
Revaluation	0	0	0	0	0	0	0
Impairment Charges	0	0	0	0	0	0	0
Reclassifications of Assets	0	0	3.466	0	0	-3.596	-130
Balance at 31 December 2004	4.936	26.949	72.918	1.045	4.900	7.875	118.623
Accumulated Depreciation							
Balance at 1 January 2004	*0*	*-12.386*	*-22.820*	*-602*	*-2.406*	*0*	*-38.214*
Exchange Differences	0	0	0	0	0	0	0
Depreciation Charge for the period	0	-110	-5.723	-134	-687	0	-6.654
Disposals / Write offs	0	0	705	0	0	0	705
Revaluation	0	0	0	0	0	0	0
Reclassifications of Assets	0	0	0	0	0	0	0
Balance at 31 December 2004	0	-12.496	-28.543	-736	-3.093	0	-44.868
Net Book Value at 31 December 2004	4.936	14.453	44.375	309	1.807	7.875	73.755
Cost or Fair Value							
Balance at 1 January 2005	4.936	26.949	72.918	1.045	4.900	7.875	118.623
Additions	0	6	181	2	76	4.287	4.552
Disposals / Write offs	0	0	-460	-54	-27	0	-541
Revaluation	0	0	0	0	0	0	0
Impairment Charges	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Reclassifications of Assets	0	114	5.694	0	0	-8.354	-2.546
Balance at 31 December 2005	4.936	27.069	78.333	993	4.949	3.808	120.088
Accumulated Depreciation							
Balance at 1 January 2005	0	-12.496	-28.543	-736	-3.093	0	-44.868
Exchange Differences	0	0	0	0	0	0	0
Depreciation Charge for the period	0	-233	-5.221	-71	-652	0	-6.177
Disposals / Write offs	0	0	55	46	25	0	126
Revaluation	0	0	0	0	0	0	0
Reclassifications of Assets	0	0	0	0	0	0	0
Balance at 31 December 2005	0	-12.729	-33.709	-761	-3.720	0	-50.919
Net Book Value at 31 December 2005	4.936	14.340	44.624	232	1.229	3.808	69.169

At the date of transition to IFRS, the Company and its subsidiary Straptech SA have valued their land, buildings and machinery at their fair values. The valuation for land and buildings has been made by independent valuators. The fair values have been considered as cost according to IFRS 1 as at 1st January 2004 and the difference that has occurred has been transferred to retained earnings.

Included in the Group Income Statement for the 12 months to 31 December 2005 is depreciation expense € 13.395 th. charged to Cost of Sales (€ 13.422 th. at 31/12/2004), € 602 th. charged to distribution expenses (€ 612 th. at 31/12/2004) and € 2.497 th. charged to administrative expenses (€ 2.727 th. at 31/12/2004).

Included in Company's Income Statement for the 12 months to 31 December 2005 is depreciation expense € 5.533 th. charged to Cost of Sales (€ 5.967 th at 31/12/2004), € 17 th. charged to distribution expenses (€ 76 th. at 31/12/2004) and € 628 th. charged to administrative expenses (€ 611 th. at 31/12/2004).

There are no encumbrances on the Group's fixed assets.

In the above table are included leased assets as follows:

Amounts in Euro '000

	31/12/2005	31/12/2004
Cost of Capitalised Financial Leases	15,824	19,920
Accumulated Depreciation	3,861	5,189
Repayments	3,862	0
Net Book Value of Financial Leases	**8,101**	**14,730**

9. Intangible Assets

GROUP

Amounts in Euro '000	Goodwill	Development Costs	Other Intangible Assets	Total
Cost or Fair Value				
Balance at 1 January 2004	**99.280**	**4.040**	**19.216**	**122.536**
Exchange Differences	2.460	9	214	**2.683**
Additions	0	87	521	**608**
Disposals / Write offs	0	0	0	**0**
Impairment Charges	0	3	0	**3**
Subsidiary Purchased	357	0	0	**357**
Reclassifications of Assets	0	0	0	**0**
Subsidiary Disposed	0	0	0	**0**
Balance at 31 December 2004	**102.097**	**4.139**	**19.951**	**126.187**
Accumulated Depreciation				
Balance at 1 January 2004	**0**	**-1.244**	**-7.989**	**-9.233**
Exchange Differences	0	5	-131	**-126**
Depreciation Charge for the period	0	-1.221	-2.418	**-3.639**
Disposals / Write offs	0	0	0	**0**
Subsidiary Purchased	0	0	0	**0**
Reclassifications of Assets	0	0	0	**0**
Subsidiary Disposed	0	0	0	**0**
Balance at 31 December 2004	**0**	**-2.460**	**-10.538**	**-12.998**
Net Book Value at 31 December 2004	**102.097**	**1.678**	**9.413**	**113.189**

Amounts in Euro '000	Goodwill	Development Costs	Other Intangible Assets	Total
Cost or Fair Value				
Balance at 1 January 2005	**102.097**	**4.139**	**19.951**	**126.187**
Exchange Differences	694	109	978	**1.781**
Additions	0	1.548	1.791	**3.339**
Disposals / Write offs	0	0	0	**0**
Impairment Charges	0	0	0	**0**
Subsidiary Purchased	0	0	0	**0**
Reclassifications of Assets	0	594	2.564	**3.158**
Subsidiary Disposed	0	0	0	**0**
Balance at 31 December 2005	**102.791**	**6.390**	**25.284**	**134.465**
Accumulated Depreciation				
Balance at 1 January 2005	**0**	**-2.460**	**-10.538**	**-12.998**
Exchange Differences	0	-46	-252	**-298**
Depreciation Charge for the period	0	-1.234	-3.506	**-4.740**
Disposals / Write offs	0	0	0	**0**
Subsidiary Purchased	0	0	0	**0**
Reclassifications of Assets	0	-127	127	**0**
Subsidiary Disposed	0	0	0	**0**
Balance at 31 December 2005	**0**	**-3.867**	**-14.169**	**-18.036**
Net Book Value at 31 December 2005	**102.791**	**2.523**	**11.115**	**116.429**

COMPANY

Amounts in Euro '000	Goodwill	Development Costs	Other Intangible Assets	Total
Cost or Fair Value				
Balance at 1 January 2004	0	118	1.612	1.730
Additions	0	4	290	294
Disposals / Write offs	0	0	0	0
Impairment Charges	0	0	0	0
Reclassifications of Assets	0	0	0	0
Balance at 31 December 2004	0	122	1.902	2.024
Accumulated Depreciation				
Balance at 1 January 2004	0	-110	-71	-181
Depreciation Charge for the period	0	-3	-391	-394
Disposals / Write offs	0	0	0	0
Reclassifications of Assets	0	0	0	0
Balance at 31 December 2004	0	-113	-462	-575
Net Book Value at 31 December 2004	0	9	1.440	1.449
Cost or Fair Value				
Balance at 1 January 2005	0	122	1.902	2.024
Additions	0	5	139	144
Disposals / Write offs	0	0	0	0
Impairment Charges	0	0	0	0
Reclassifications of Assets	0	0	2.546	2.546
Balance at 31 December 2005	0	127	4.587	4.714
Accumulated Depreciation				
Balance at 1 January 2005	0	-113	-462	-575
Depreciation Charge for the period	0	-3	-505	-508
Disposals / Write offs	0	0	0	0
Reclassifications of Assets	0	0	0	0
Balance at 31 December 2005	0	-116	-967	-1.083
Net Book Value at 31 December 2005	0	11	3.620	3.631

The amortization charge for the Group € 4,740 th. is included in administrative expenses (€ 3.639 th. at 31/12/2004).

The amortization charge for the Company € 508 th. is included in administrative expenses (€ 394 th. at 31/12/2004).

Goodwill Impairment Test

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to country of operation and business segment. This allocation is as follows:

	Goodwill	
Amounts in Euro '000	**31/12/2005**	**31/12/2004**
EU countries	89.195	88.501
North Anerica	13.596	13.596
Total	**102.791**	**102.097**

Key assumptions used for value-in-use calculations

Gross Margin	20%-30%
Growth Rate	3%-10%
Discount Rate	6%-10%

10. Investment in Associates

MSN

Amounts in Euro '000	**GROUP 31/12/2004**
Balance at 1 January	**126**
Share of Profit (Loss) after Tax	100
Exchange Differences	-15
Other Changes in Equity	-15
Balance at 31 December	**196**

Maillis Strapping Networks Inc. since 1st October 2005 belongs 100% to the Group as the remaining 55% was acquired by the Group's subsidiary Maillis Strapping Systems USA Inc. The initial 45% of the aforementioned company remains still in the ownership of the Group's subsidiary Wulftec Investments Ltd.

11. Joint Ventures

	GROUP	
Amounts in Euro '000	**31/12/2005**	**31/12/2004**
Receivables		
Non Current Assets	888	890
Current Assets	3.487	3.158
	4.375	**4.048**
Liabilities		
Non Current Liabilities	0	0
Current Liabilities	1.709	1.652
	1.709	**1.652**
Net Equity	**2.666**	**2.396**
Income	7.034	9.069
Expenses	-7.087	-8.315
Profit / (Losses) after tax	**-53**	**754**

Combi Packaging Systems Ltd belongs by 50% to the subsidiary of the Group, Siat Spa, and the remaining 50% belongs to 3M. The Company is located in USA and produces packaging machines.

12. Deferred Tax

The deferred tax Assets and Liabilities for the period are as follows:

GROUP
Deferred Tax Liabilities

Amounts in Euro '000	Accelerated tax depreciation	Fair Value of Earnings	Other	Total
Balance at 1 January 2004	7,631	708	502	8,841
Charged / (Credited) to Income Statement	-2,160	0	2,044	**-116**
Charged to Equity	-215	-686	-421	**-1,322**
Exchange Differences	160	22	28	**210**
Balance at 31 December 2004	**5,416**	**44**	**2,153**	**7,613**
Deferred Tax Liabilities to be recovered after more than 12 months	6,047			
Deferred Tax Liabilities to be recovered within 12 months	1,566			
Balance at 1 January 2005	**5,416**	**44**	**2,153**	**7,613**
Charged / (Credited) to Income Statement	924	94	375	**1,393**
Charged to Equity	407	-10	528	**925**
Exchange Differences	182		52	**234**
Balance at 31 December 2005	**6,929**	**128**	**3,108**	**10,165**
Deferred Tax Liabilities to be recovered after more than 12 months	3,040			
Deferred Tax Liabilities to be recovered within 12 months	7,125			

Deferred Tax Assets

Amounts in Euro '000	Provisions	Impairment and Tax Losses	Other	Total
Balance at 1 January 2004	**-4,276**	**-14,096**	**-413**	**-18,785**
Charged / (Credited) to Income Statement	-192	0	-473	**-665**
Charged / (Credited) to Equity	-682	-785	-988	**-2,455**
Exchange Differences	84	100		**184**
Balance at 31 December 2004	**-5,066**	**-14,781**	**-1,874**	**-21,721**
Deferred Tax Assets to be recovered after more than 12 months	-16,682			
Deferred Tax Assets to be recovered within 12 months	-5,039			
Balance at 1 January 2005	**-5,066**	**-14,781**	**-1,874**	**-21,721**
Charged / (Credited) to Income Statement	490	-282	-85	**123**
Charged / (Credited) to Equity	1,319	-341	-198	**780**
Exchange Differences	110	-93		**17**
Balance at 31 December 2005	**-3,147**	**-15,497**	**-2,157**	**-20,801**
Deferred Tax Assets to be recovered after more than 12 months	-16,237			
Deferred Tax Assets to be recovered within 12 months	-4,564			

COMPANY
Deferred Tax Liabilities

Amounts in Euro '000	Accelerated tax depreciation	Fair Value of Earnings	Other	Total
Balance at 1 January 2004	5,903	0	0	5,903
Charged / (Credited) to Income Statement	-1,488	0	0	-1,488
Charged to Equity			0	0
Exchange Differences	0	0	0	0
Balance at 31 December 2004	4,415	0	0	4,415
Deferred Tax Liabilities to be recovered after more than 12 months	4,022			
Deferred Tax Liabilities to be recovered within 12 months	393			
Balance at 1 January 2005	4,415	0	0	4,415
Charged / (Credited) to Income Statement	1,397			1,397
Charged to Equity				0
Exchange Differences				0
Balance at 31 December 2005	5,812	0	0	5,812
Deferred Tax Liabilities to be recovered after more than 12 months	1,918			
Deferred Tax Liabilities to be recovered within 12 months	3,894			

Deferred Tax Assets

Amounts in Euro '000	Provisions	Impairment and Tax Losses	Other	Total
Balance at 1 January 2004	-650	-7,220	-688	-8,558
Charged / (Credited) to Income Statement	42	2,688	-49	2,681
Exchange Differences	0	0		0
Balance at 31 December 2004	-608	-4,532	-737	-5,877
Deferred Tax Assets to be recovered after more than 12 months	-3,458			
Deferred Tax Assets to be recovered within 12 months	-2,419			
Balance at 1 January 2005	-608	-4,532	-737	-5,877
Charged / (Credited) to Income Statement	499	-131	-21	347
Exchange Differences				0
Balance at 31 December 2005	-109	-4,663	-758	-5,530
Deferred Tax Assets to be recovered after more than 12 months	-4,765			
Deferred Tax Assets to be recovered within 12 months	-765			

The Group does not account for deferred tax during the year, except for the instances in which there is a reversal of a temporary difference. The whole amount of deferred tax expense for the year has been included in the results of the 4th quarter of 2005 and 2004 respectively.

13. Investments in Subsidiaries

Directly Controlled	Investment %
M.J.MAILLIS SA, Athens	Parent
STRAPTECH SA, Athens	99%
M.J.MAILLIS BULGARIA EOOD, Sofia,Bulgaria	100%
M.J.MAILLIS ROMANIA S.A., Bucurest,Romania	81,7%
HELERO BV, Amsterdam, Holland	100%
M.J.MAILLIS FRANCE SAS, Souassi, France	99,9%
MARFLEX M.J.MAILLIS POLAND SP ZOO, Warsaw, Poland	100%
M.J.MAILLIS ESPANA SL, Barcelona,Spain	100%
M.J.MAILLIS CZECH SRO, Prague, Czech	100%
M.J.MAILLIS ALBANIA LTD, Tirana, Albania	100%
EUROPACK SA, Luxembourg	100%
COLUMBIA SRL, Milan, Italy	100%
M.J.MAILLIS HUNGARY KFT, Budapest, Hungary	100%
CONTIPAK GMBH, Vienna, Austria	100%
OY M.J.MAILLIS FINLAND AB, Vantaa, Finland	100%
M.J.MAILLIS SVERIGE AB, Stockholm, Sweden	100%
M.J.MAILLIS HOLDING GMBH, Wuppertal, Germany	100%
M.J MAILLIS NETHERLANDS BV, Leusden, Holland	100%
MEGA SRL, Gamoblo, Italy	99,9%
Indirectly Controlled	
M.J.MAILLIS UK LTD, Nottingham, UK	100%
SIAT SPA, Como, Italy	100%
SICME SRL, Varese, Italy	100%
SIAT BENELUX, Wvaalwijk, Holland	51%
TAM SRL, Milan, Italy	71%
SIAT USA, Delaware, USA	100%
MAILLIS SANDER GMBH, Wuppertal, Germany	100%
SANDER GMBH &CO KG, Wuppertal, Germany	100%
M.J. MAILLIS BELGIUM NV, Dendermonde, Belgium	100%
WULFTEC INTERNATIONAL INC, Ayer's Cliff, Canada	100%
M.J.MAILLIS d.o.o- Beograd, Serbia Montenegro	100%
MAILLIS STRAPPING NETWORKS LLP, Marrietta, USA	100%
MAILLIS STRAPPING SYSTEMS USA Inc. Fountain Inn, USA	100%
Joint Venture	
COMBI PACKAGING SYSTEMS, Canton, USA	50%

MAILLIS STRAPPING NETWORKS Inc. since 1st October 2005 belongs 100% to the Group as the remaining 55% was acquired by the Group's subsidiary MAILLIS STRAPPING SYSTEMS USA Inc. The initial 45% of the aforementioned company remains still in the ownership of the Group's subsidiary Wulftec Investments Ltd. MAILLIS STRAPPING SYSTEMS USA Inc and M.J.MAILLIS Doo- Beograd are consolidated for the first time as at 31/12/2005.

According to German legislation for Societe Anonymes (article 264 b HGB) the companies Sander Gmbh & Co.KG, Wuppertal, Maillis Holding Gmbh, Wuppertal, Maillis Sander Verwaltungsgellshaft Gmbh, Wuppertal, are not required to publish and audit their Annual Financial Statements (Balance Sheet, Income Statement and Notes to the Financial Statements).
The values of the Investments of the parent company in the aforementioned table as at 31 December 2005 are as follows:

		31/12/2005	31/12/2004	
Amounts in Euro '000		Cost	Cost	Investment %
Straptech S.A.	Greece	4.922	4.922	99%
M.J. Maillis Espana S.A.	Spain	6.588	8.514	100%
Helero B.V.	Netherlands	28.176	28.176	100%
Europack S.A.	Luxembourg	50.739	50.739	100%
Contipak GMBH	Austria	3.448	3.448	100%
Columbia SRL	Italy	5.889	5.915	100%
M.J.M.Finland	Finland	2.388	2.388	100%
M.J.Maillis Albania LTD	Albania	53	53	100%
M.J.M.Sverige AB	Sweden	1.949	1.949	100%
M.J.M.Bulgaria EOOD	Bulgaria	325	325	100%
M.J.M.Romania S.A.	Romania	2.693	2.693	81,7%
MJ Maillis Poland SP ZOO	Poland	21.959	21.959	100%
MJ Maillis Czech SRO	Czech	1.984	1.984	100%
MJ Maillis France SAS	France	5.425	5.425	99,9%
M.J. Maillis Hungary LTD	Hungary	2.130	2.130	100%
M.J.M.Holding GMBH	Germany	22.862	22.862	100%
M.J. Maillis Netherlands BV	Netherlands	699	699	100%
Mega SRL	Italy	2.402	2.402	100%
Impairment charge M.J.Maillis Spain		-1.511	-1.511	
		163.121	**165.073**	

The above investments in subsidiaries are directly controlled and have been included in the Consolidated Financial Statements.

14. Inventories

	GROUP		COMPANY	
Amounts in Euro '000	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Merchandise	25.635	21.490	101	102
Finished and Semi - Finished products, By products	28.287	22.925	6.428	3.548
Raw and Auxiliary Materials - Spare Parts and Packaging Materials	30.119	27.696	8.417	10.116
Advances for Inventories Purchases	5.238	8.212	4.169	7.756
Total	**89.279**	**80.323**	**19.115**	**21.522**
Less: Provisions for Impairment of Inventories	-2.222	-2.526	0	0
Net Value of Inventories	**87.057**	**77.796**	**19.115**	**21.522**

15. Trade and Other Receivables

Amounts in Euro '000	GROUP 31/12/2005	GROUP 31/12/2004	COMPANY 31/12/2005	COMPANY 31/12/2004
Trade Receivables	88,605	83,221	81,808	73,786
Less: Provisions for Impairment of Receivables	-3,799	-5,427	-2,138	-1,738
Trade Receivables- Net	**84,806**	**77,794**	**79,670**	**72,048**
Advances	104	1,526	94	92
Receivables from Related Parties	0	1,848	40,432	1,848
Receivables from the Greek State	1,492	2,984	1,425	2,020
Other Receivables	6,396	10,020	71	10
Other Receivables and Prepayments	12,113	10,960	2,860	24,728
Total	**104,911**	**105,132**	**124,552**	**100,746**
Non Current Assets	6,264	0	0	0
Current Assets	98,647	105,132	124,552	100,746
Total	**104,911**	**105,132**	**124,552**	**100,746**

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of internationally dispersed customers.

16. Cash and Cash Equivalents

Amounts in Euro '000	GROUP 31/12/2005	GROUP 31/12/2004	COMPANY 31/12/2005	COMPANY 31/12/2004
Cash at bank and in hand	58	62	4	5
Short term bank deposits	20.883	8.938	4.687	1.940
Total	**20.941**	**9.000**	**4.691**	**1.945**

Amounts in Euro '000				
Cash and Cash Equivalents	20.941	9.000	4.691	1.945
Bank Overdrafts	0	0	0	0
Total	**20.941**	**9.000**	**4.691**	**1.945**

17. Share Capital

Amounts in Euro '000	Number of Shares	Common Shares	Share Premium	Treasury Shares	Total
Balance 1 January 2004	**72,876,836**	**55,386**	**142,943**	**-13,047**	**185,282**
Cancellation of Treasury Shares	-240,240	-183	-1,941	2,124	0
Selling of Treasury Shares	150,636	115	36	0	151
					0
Balance 31 December 2004	**72,786,836**	**55,318**	**141,038**	**-10,923**	**185,433**

Amounts in Euro '000	Number of Shares	Common Shares	Share Premium	Treasury Shares	Total
Balance 1 January 2005	**72,786,836**	**55,318**	**141,038**	**-10,923**	**185,433**
Selling of Treasury Shares	2,303,590	0	-1,428	10,335	8,907
Cancellation of Treasury Shares	-98,610	-75	-513	588	0
Issuance of new shares	179,225	136	41	0	177
Balance 31 December 2005	**72,867,451**	**55,379**	**139,138**	**0**	**194,517**

During the year the company cancelled 240,240 own shares according to the provisions of law 2190/1920 art. 16 Para 12 and the decision of the general shareholders meeting of 22.06.2004. These shares were purchased following a decision by the extraordinary general shareholders meeting of 21.12.2000 and were not sold within 3 years as provided by CL 2190/1920 article 16 paragraph 12. As at 31/12/2004 the total number of own shares was 2,402,200.

On 4.07.2005 the annual shareholders meeting decided to cancel 98,610 shares that were purchased following the decision of the extraordinary shareholders meeting of 21.12.2000 and were not sold within 3 years as provided by CL 2190/1920 article 16 paragraph 12. The cancellation of these shares of nominal value € 0.76 each: a) decreased share capital by € 74.944, b) decreased treasury shares by the original purchase amount of € 587,597 and c) the difference of € 512,655 was netted off with Share premium.

During the period 1 January 2005 to 31 December 2005 the company sold 2,303,590 treasury shares valued at € 8,907 th. These treasury shares were purchased during the period 26/6/2001 to 30/4/2002 at a price of € 10,335 th. The Company as at 31/12/2004 does not own any treasury shares.

Pursuant to the decision of 06.06.2002 of the Annual Ordinary General Meeting of the Shareholders of M.J. Maillis S.A., the Company has introduced a plan to offer shares to the members of the Board of Directors and to top executives of the Company and its subsidiaries by way of stock options. The duration of the Plan 3 is years and expired on 31.12.2005.
In the framework of the implementation of the aforementioned Stock Option Plan for the years 2002, 2003, 2004 and 2005 have been exercised in total and correspondingly have been issued 772,421 new shares.

18. Reserves

Amounts in Euro '000	GROUP 31/12/2005	GROUP 31/12/2004	COMPANY 31/12/2005	COMPANY 31/12/2004
Reserves				
Legal Reserve	2.309	2.341	448	155
Special Reserve	0	2.615	14	14
Revaluation reserves	438	408		
Tax Free Reserves	15.686	16.815	17.049	17.049
	18.433	**22.179**	**17.511**	**17.218**

19. Borrowings

Amounts in Euro '000	GROUP 31/12/2005	GROUP 31/12/2004	COMPANY 31/12/2005	COMPANY 31/12/2004
Long Term Borrowings				
Bank Borrowings	121.214	94.751	113.047	89.358
Loans from Parent Company	0	0	0	0
Finance Lease Liabilities	7.317	12.602	0	0
Bonds	0	0	0	0
Other	0	0	0	0
Total Long Term Borrowings	**128.531**	**107.353**	**113.047**	**89.358**
Short Term Borrowings				
Bank Overdrafts	4.612	20.912	0	0
Short Term Bank Borrowings	48.930	47.901	12.400	21.005
Bonds	0	0	0	0
Finance Lease Liabilities	1.489	2.385	0	0
Guaranteed loans	0	0	0	0
Other	0	0	0	0
Total Short Term Borrowings	**55.031**	**71.198**	**12.400**	**21.005**
Total Borrowings	**183.562**	**178.551**	**125.447**	**110.363**

The exposure of the Group's borrowings to interest-rate changes and the contractual repricing dates are as follows:

Contractual Repricing Dates

Amounts in Euro '000	6 Months or Less	6 - 12 Months	1 - 5 Years	Over 5 Years	Total
31 December 2005					
Total Borrowings	183.562				183.562
Effect from Interest Rates Swaps					0
	183.562	**0**	**0**	**0**	**183.562**

The maturity of long term borrowings is as follows:

Maturity dates of Long Term Borrowings	GROUP		COMPANY	
	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Amounts in Euro '000				
Between 1 and 2 Years	17.978	107.353	2.494	89.358
Between 2 and 5 Years	0	0	0	0
Over 5 Years	110.553	0	110.553	0
	128.531	**107.353**	**113.047**	**89.358**

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	GROUP		COMPANY	
Currency Denominations of Loans	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Amounts in Euro '000				
Euro	78,549	134,852	28,912	70,500
$ USD	104,379	40,833	96,535	39,863
£	634	1,236	0	0
Other	0	1,630	0	0
Total	**183,562**	**178,551**	**125,447**	**110,363**

Finance Leases

The present value of the finance leases are as follows:

Present Value of Finance Lease Liabilities	
31 December 2005	**GROUP**
Amounts in Euro '000	
Later than 1 Year and not later than 2 Years	1.489
Later than 2 Year and not later than 5 Years	5.042
Later than 5 Years	2.274
	8.805

20. Derivative Financial Instruments at Fair Value

	GROUP
Amounts in Euro '000	**31/12/2005**
Opening Balance	
First Time Adoption of IAS 32 & 39	3,816
	3,816
Additions	
Disposals	-3,816
Fair Value Adjustments	
Exchange Differences	
Closing Balance	**0**

21. Retirement Benefit Obligations

The provision for retirement benefits obligations has been calculated based on IAS 19 and is based on an actuarist's report The relevant provision for the years 2005 and 2004 have been calculated as follows:

	GROUP		COMPANY	
	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Amounts in Euros'000				
Present Value of Obligations	37.365	36.755	801	491
Fair Value of Plan Assets	-25.981	-25.543	0	0
	11.384	**11.212**	**801**	**491**
Unrecognised Gain /(Loss)	-5.307	-2.655	-373	-84
Unrecognised Past Service Cost				
Net Liability / (Asset) in BS	**6.077**	**8.557**	**428**	**407**
Amounts in Euros '000				
Service Cost	757	889	77	55
Interest Cost	1.275	1.788	24	18
Expected Return on Plan Assets	1.766		4	
Past Service Cost	0	-1.654	0	0
Regular P&L Charge	**3.798**	**1.023**	**105**	**73**
Additional Cost of Termination Benefits	297	250	297	215
Restructuring Expense	0			
Other Expense/(Income)	58	241		-10
Total P&L Charge	**4.153**	**1.514**	**402**	**278**
Principal actuarial assumptions				
Discount Rate	4,10%	5,00%	4,10%	4,60%
Expected Return on Plan Assets	6,10%	6,50%		
Rate of Compensation Increase	3,00%	4,50%	4,50%	4,50%
Rate of Inflation	2,50%	2,50%	2,50%	2,50%
Pension Increases	2,80%	2,50%		

The total charge, € 4,513 th.,has been included in the administrative expenses.

22. Government Grants

	GROUP		COMPANY	
Amounts in Euro '000	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Beginning of period	9,358	10,317	6,305	7,264
Additions	65		65	
Transfer to Income Statement	-1,252	-960	-1,026	-959
End of period	**8,171**	**9,357**	**5,344**	**6,305**

The above grants are related to capital expenditure realized by the Company and its subsidiary Strpatech SA in the plants of Inofita and Alexandroupoli. The specific capital expenditure was incorporated in governmental development laws that had to do with the plastic strapping, stretch film and tapes.

Other Grants

During year 2005 the parent company received from OAED amount € 227 th. as grant for the payroll cost of Alexandroupoli and Straptech S.A. received an amount € 174 th. as grant for payroll cost in Alexandroupolis.

23. Trade and Other Payables

	GROUP		COMPANY	
Amounts in Euro '000	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Trade Payables	50.643	50.720	25.549	29.015
Payables to Related Companies	0	0	0	0
Accrued Expenses	8.675	9.347	507	1.802
Social Security and other Taxes / Duties	620	566	499	469
Other Payables	9.263	11.279	1.535	2.690
Total	**69.201**	**71.912**	**28.090**	**33.976**

24. Provisions

GROUP

Amounts in Euro '000	**Pending Litigation**	**Warranty**	**Other**	**Total**
Balance 1 January 2004	**905**	**759**	**0**	**1.664**
Additional Provisions for the period	185	12		197
Unused provisions Reversed	-280	0	0	-280
Exchange Differences			0	
Utilised Provisions during the period			0	
Balance 31 December 2004	**810**	**771**	**0**	**1.581**

Amounts in Euro '000	**Pending Litigation**	**Warranty**	**Other**	**Total**
Balance 1 January 2005	**810**	**771**	**0**	**1.581**
Additional Provisions for the period	1.023	368	59	1.391
Unused provisions Reversed	0	0	0	0
Exchange Differences	-7	-76		-83
Utilised Provisions during the period		-545	-59	-545
Balance 31 December 2005	**1.826**	**518**	**0**	**2.344**

COMPANY

N/A

(a) Legal Cases

The above amount relates to the total provision existing regarding all the legal cases of the Group towards its clients.

(b) Warranties

The above amount relates to the total provision existing regarding the warrantees accompanying the sale of a machine.

25. Related party transactions

The ultimate parent of the Group is M.J.MAILLIS SA (incorporated in Greece) whose shares are controlled by 45.18 % by Mr.M.J.Mailli and the rest of the shares are widely held.

The following transactions are with Related Parties in the year 2004. As at 31/12/2005 there are no longer related parties with the Group.

	GROUP		COMPANY	
	01/01/05 - 31/12/2005	**01/01/04 - 31/12/2004**	**01/01/05 - 31/12/2005**	**01/01/04 - 31/12/2004**
Amounts in Euro '000				
Sales of goods and services				
Sales of goods				
- Associate		3,145		3,145
Year End Balances arising from purchases - sales of goods and services				
Receivables from Associate		1,848		1,848
Payables to Associate		0		0
Key Management compensation				
Salaries and other short term employee benefits		1,809		1,809

26. Income Tax

During the period, the Company, M.J. MAILLIS SA and its subsidiary STRAPTECH S.A. were audited by the tax authorities for the years 2002, 2003 and 2004. The tax audit imposed additional tax audit differences amounting to 1,561 th. and € 786 th. respectively which have been included in the tax for the period.

The weighted average tax rate for the Group is 25% for the year 2005.

The unaudited tax years of the remaining companies of the Group are analysed as follows:

a) BALKAN EOOD has been audited until FY 2000

b) M.J.MAILLIS ROMANIA SA has been audited until FY 2002

c) STRAPTECH SA has been audited until FY 2004

d) M.J.MAILLIS ESPANA SL has been audited until FY 1998

e) MARFLEX M.J.MAILLIS GROUP Sp Zoo has not been tax audited since incorporation in 1997

f) M.J.MAILLIS ALBANIA LTD has been audited until FY 2002

g) SANDER GMBH & COKG has been audited until FY 2004

h) M.J.MAILLIS FRANCE SAS has been audited until FY 2002

i) SIAT SPA has been audited until FY 1998

j) CONTIPAK GMBH has been audited until FY 1999

k) M.J.MAILLIS HUNGARY KFT has been audited until FY 2002

l) M.J.MAILLIS CZECH SRO has been audited until FY 2004

m) SANDER NV has been audited until FY 2001

n) WULFTEC INTERNATIONAL INC has been audited until FY 2000

o) M.J.MAILLIS SVERIGE AB has been audited until FY 2002

p) COLUMBIA has been audited until FY 2004

q) SANDER PACKAGING BV has not been tax audited since incorporation

r) M.J.MAILLIS UK has been audited until FY 2003

27. Employee benefit plans

	GROUP		COMPANY	
Amounts in Euro '000	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Payroll Cost & Severance payments cost	42,633	39,030	9,800	9,094
Social Security Costs	8,050	7,565	2,143	2,015
Cost of Employee private pension plan - Defined Contribution pension plan	803	1,933	0	0
Other Benefits	452	815	377	307
Total	**51,938**	**49,343**	**12,320**	**11,416**

28. Expenses by nature

	GROUP		COMPANY	
	2005	2004	2005	2004
Changes in Inventory and Cost of Sales	226,658	205,356	84,789	80,601
Depreciation and Amortisation	21,234	20,401	6,686	7,048
Salaries and Social security costs	51,938	49,343	12,320	11,416
Transportation expenses	16,090	16,324	8,979	8,783
Travelling expenses	3,104	1,848	53	35
Selling expenses	3,737	4,489	523	483
Legal and Consulting costs	2,996	2,076	61	58
Rents and Operating lease rentals	3,324	3,359	212	200
Utilities, maintenance	2,917	2,972	298	0
Other expenses	7,430	7,884	8,303	7,009
	339,428	**314,052**	**122,224**	**115,633**
Classified as				
Cost of sales	265,183	241,105	101,628	97,713
Administrative expenses	23,155	22,602	8,654	6,779
Selling expenses	41,868	38,865	10,825	10,448
Other expenses	5,140	9,376	1,117	693
Restructuring costs	4,082	2,104	0	0
	339,428	**314,052**	**122,224**	**115,633**

29. Financial expense

	GROUP		COMPANY	
Amounts in Euro '000	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Long term interest expense	4,750	3,770	4,372	5,538
Short term interest expense	2,803	2,658	910	1,112
Finance lease interest	1,155	2,465	0	0
Bank charges	2,430	2,059	549	377
Total	**11,138**	**10,952**	**5,831**	**7,027**
Interest income	971	1,403	720	920
Net financial expense	**10,167**	**9,549**	**5,111**	**6,107**

30. Earnings per share

Continuing Operations

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as own shares.

	GROUP		COMPANY	
Amounts in Euro '000	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Earnings attributable to the Company's shareholders	12.394	20.294	5.816	8.521
Weighted Average number of shares	71.800.449	70.246.381	71.800.449	70.246.381
Basic Earnings per share (expressed in Euro)	**0,17**	**0,29**	**0,08**	**0,12**

31. Contingencies

The Group has contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities. The Group has given guarantees in the ordinary course of business amounting to € 96 million.

32. Dividends per share

In year 2004 dividends amounting to € 3,566 th. have been paid by the Company, following the approval by the General Annual Shareholder's Meeting at 14 June 2005.

33. Distribution of profit

The proposed dividend from the Company's profits is € 0,06 per share and the proposed Board of Directors' fees are € 30 th.

The Company has transferred amount 294 th from the profits for the year to legal reserve.

Of the remaining profit amounting to € 1,120,717 after the deduction of income tax, legal reserve, dividends and Board of Directors fees, we propose the formation of a reserve in order for the Company to contribute by 25% in the two new investment plans that have been included in Investment law 3299/2004. These investments relate to the improvement of the quality of the products produced at Inofita and the purchase of sophisticated production systems for the plant of Alexandroupolis.
We also propose that the earnings carried forward from the previous year amounting to € 242,558, already fully taxed, should be added to this reserve, so that the total reserve will amount to € 1,363,275.

34. After Balance sheet events

In February 2006 the Group announced the conclusion of the set up of a new company under the name of M.J. MAILLIS Schweitz Gmbh (M.J. Maillis Switzerland LLC) which is a subsidiary of Europack S.A., a subsidiary of the Group.

M.J. MAILLIS' BOARD OF DIRECTORS MANAGEMENT REPORT ON THE ANNUAL FINANCIAL STATEMENTS OF 2005 TO THE SHAREHOLDERS OF THE COMPANY

Dear Shareholders,

According to article 107 paragraph 3 of CL 2190/1920, as replaced by article 35 of P.D. 409/86, we are submitting to you the consolidated Financial Statements for the period 1/1/2005 to 31/12/2005 accompanied by our comments on these, for your approval.

1. BALANCE SHEET	In 000 Euros			
		2005		**2004**
ASSETS				
The Assets amount to		481,484		465,448
LIABILITIES				
The Liabilities amount to				
Equity		191,379		178,921
Provisions and Liabilities		290,105		286,527
		481,484		465,448
ANALYSIS OF ASSETS				
Non Current Assets				
Intangible Assets	134,465		145,031	
Less: Depreciation	18,036	116,429	31,842	113,189
Tangible Assets	229,716		238,858	
Less: Depreciation	98,370	131,346	100,444	138,414
Other Non - Current Assets		22,500		16,878
Current Assets				
Inventory		87,057		77,796
Trade receivables		84,806		77,794
Cash and cash equivalents		20,941		9,000
Other receivables		18,405		32,377
TOTAL ASSETS		**481,484**		**465,448**
ANALYSIS OF LIABILITIES				
EQUITY				
Share Capital		55,379		55,318
Share Premium		139,138		141,038
Reserves		18,434		22,180
Own Shares		0		-10,923
Retained Losses / Earnings		-23,243		-29,975
Minority interest		1,671		1,283
TOTAL EQUITY		**191,379**		**178,921**
LIABILITIES				
I. Non Current		146,689		131,814
II. Current		143,416		154,713
TOTAL LIABILITIES		**290,105**		**286,527**
TOTAL EQUITY AND LIABILITIES		**481,484**		**465,448**

2. INCOME STATEMENT

A. TURNOVER	*In 000 Euros*	
	2005	**2004**
Sales	361,457	341,577
Less: Cost of Sales	265,183	241,105
Gross Profit	96,274	100,472
Earnings before tax	**22,103**	**27,066**

97% of the above sales were export sales.

NOTES

1) Depreciation for the year amounted to Euros 21,234 thousand, which was included in operating cost.

2) At the end of 2005, there are no pledges on the fixed assets of the company.

3) The Share Capital of the company as at 31st December 2005 amounts to Euros 55,379 thousand and the total number of shares to 72,867,451 ordinary shares.

3. RATIO ANALYSIS

	In 000 Euros			
	2005		**2004**	
a. Fixed over Total Assets ratio				
Fixed Assets	131,346		138,414	
Total Assets	481,484	27.3%	465,448	29.7%
Current Assets	211,209		196,967	
Total Assets	481,484	43.9%	465,448	42.3%
b. Equity over Equity and Liabilities ratio				
Equity	191,379		178,921	
Total Equity and Liabilities	290,105	66.0%	286,527	62.4%
c. Equity over Fixed Assets ratio				
Equity	191,379		178,921	
Total Fixed Assets	131,346	145.7%	138,414	129.3%
d. Current ratio				
Current Assets	211,209		196,967	
Current Liabilities	143,416	147.3%	154,713	127.3%
e.Gross Profit over Sales ratio				
Gross Profit	96,274		100,472	
Sales	361,457	26.6%	341,577	29.4%
f. Gross Profit over Cost of Sales ratio				
Gross Profit	96,274		100,472	
Cost of Sales	265,183	36.3%	241,105	41.7%
g. Sales over Equity ratio				
Sales	361,457		341,577	
Equity	191,379	188.9%	178,921	190.9%
h. Trade Receivables Days (DSO)				
Trade Receivabes x 365	84,806		77,794	
Sales	361,457	86	341,577	83
i. Stock Recycling Days				
Cost of Sales	265,183		241,105	
Inventory 31/12	87,057	3.05	77,796	3.10

4. PROGRESS OF THE GROUP

The main points regarding the activities and the results of the Group for 2005 are as follows:

Consolidated Group Turnover of Euros 361 million vs Euros 341 million in 2004
Consolidated Earnings before Tax, Financial Expenses, Depreciation and Amortisation (E.B.I.T.D.A.) Euros 32,3 million vs Euros 38,7 million in 2004, that represents 8,9% of Turnover.
Consolidated Earnings before tax Euros 22,1 million vs Euros 27,1 million in 2004.

In 2005 the Group has experienced organic growth of 6% and has succeeded its goal of improving its cash flow by decreasing net debt by Euros 7 million, from Euros 169,6 million at the end of 2004 to Euros 162,6 million at the end of 2005.

The Sales of the parent company of the Group were Euros 135 million vs sales of Euros 130 million in 2004, a growth of 4%. Earnings before tax, Financial expenses, depreciation and amortisation (EBITDA) amounted to Euros 22,7 million in 2005 vs Euros 23,5 million in 2004 and Earnings before tax increased by 5% to Euros 10,9 million from Euros 10,4 in 2004.

The results of the last two years have been affected by significant and unexpected price volatility especially in Steel but also plastic, which led to overstocking and disruptions in demand. 2004 was characterised by price increases & rise in demand, whereas in 2005 the prices decreased and demand levels were below normal, adversely affecting gross margin. During the 4th quarter of 2005 the Group accelerated the implementation of the restructuring projects already planned, in order to reduce the cost base.

It should be noted that during the year the tax audits of MJ MAILLIS SA and STRAPTECH SA for the years 2002, 2003 and 2004 were concluded. Tax audit differences amounting to Euros 2,3 million have been included in the consolidated results of the Group.

B) OUTLOOK FOR 2006

The main targets of the company for 2006 will be its further organic growth and to further improve its cash flow and decrease net debt. A main factor towards achieving these goals will be the growth in North America, especially following the conclusion of the investment during the first six months of 2006.

At the same time the Group will increase production levels in some products which are already low, which is expected to further improve the organic growth of the Group and to overcome the sales target of Euros 400 million from 2007 onwards.

Within 2006 the Group will continue the re-organisation and rationalisation of the production process, which is necessary in order to be competitive.

Athens February 23rd 2006

M.J. MAILLIS	CHAR. STAVRINOUDAKIS	KONST. E. YIANNOULAKIS	PETROS I. DELIS	NIK.B. MAROULIS
CHAIRMAN OF THE BOARD OF DIRECTORS	CHIEF OPERATIONS OFFICER & VICE PRESIDENT OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	OPERATION OFFICER OF GREECE	ACCOUNTING MANAGER
Id.N. Φ 020207	Id.N. Σ 208194	Id.N. T 151379	Id.N. P 578226	Reg.No 46629 - A Class

AUDITORS' CERTIFICATION

It is certified that the above Management Report of the Board of Directors to the Shareholders of the Company, comprising 3 pages, is the one mentioned in the Auditors report in the consolidated Financial Statements, issued on February 27th 2006.

Athens, February 27th 2006

THE CERTIFIED AUDITOR - ACCOUNTANT

Athos Stylianou
SOEL R.N. 12311
For DRM Stylianou S.A.
Member of RSM International